Exhibit 99.1

BCE INC. FOR THE YEAR ENDED DECEMBER 31, 2010 MARCH 10, 2011

In this Annual Information Form, we, us, our, company and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred to herein as Bell, and comprises our Bell Wireline and Bell Wireless segments. Bell Aliant means, until December 31, 2010, Bell Aliant Regional Communications Income Fund and its subsidiaries and, from January 1, 2011, its successor, Bell Aliant Inc. and its subsidiaries.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this Annual Information Form is as of March 10, 2011, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

TABLE OF CONTENTS

		PARTS OF MANAGEMENT’S DISCUSSION
		& ANALYSIS AND FINANCIAL STATEMENTS
	ANNUAL	INCORPORATED BY REFERENCE
	INFORMATION	(REFERENCE TO PAGES OF BCE INC.
	FORM	2010 ANNUAL REPORT)

Caution Regarding Forward-Looking Statements	2	33-35; 60-76
Corporate Structure	4
Incorporation and Registered Offices	4
Subsidiaries	4
Description of Our Business	5
General Summary	5	24-29; 33-36; 40-53
Strategic Imperatives	5	30-32
Our Competitive Strengths	6
Marketing and Distribution Channels	7
Our Networks	8	33-35; 60-76
Our Employees	10	29
Corporate Responsibility	12
Competitive Environment	13	60-63
Regulatory Environment	13	63-69
Intangible Properties	14
General Development of Our Business	15
Three-Year History(1)	15
Our Capital Structure	18
BCE Inc. Securities	18	63-69; 117-119
Bell Canada Debt Securities	18
Ratings for BCE Inc. and Bell Canada Securities	19
Ratings for Bell Canada Debt Securities	19
Ratings for BCE Inc. Preferred Shares	19
Outlook	20
General Explanation	20
Explanation of Rating Categories Received for our Securities	21
Market for our Securities	22
Trading of our Securities	22
Our Dividend Policy	25
Our Directors and Executive Officers	26
Directors	26
Executive Officers	28
Directors’ and Executive Officers’ Share Ownership	28
Legal Proceedings	29
Lawsuits Related to BCE Inc.(2)	29
Lawsuits Related to Bell Canada	31
Other	33
Interest of Management and Others in Material Transactions	34
Material Contracts	34
Experts	34
Transfer Agent and Registrar	34
For More Information	35
Documents You Can Request	35
Other Information About BCE Inc.	35
Schedule 1 – Audit Committee Information	36
Schedule 1A – Audit Committee Charter	39
Schedule 2 – Glossary	44

(1)	This section of the Annual Information Form also incorporates by reference BCE Inc.’s material change report dated September 20, 2010 with respect to the proposed acquisition by BCE Inc. of the remaining 85% interest in CTVglobemedia Inc. it does not already own filed by BCE Inc. with the Canadian securities regulatory authorities (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).
(2)	This section of the Annual Information Form also incorporates by reference the sections entitled Recent Developments in Legal Proceedings contained in BCE Inc.’s 2010 First Quarter MD&A and 2010 Third Quarter MD&A dated May 5, 2010 and November 3, 2010, respectively, filed by BCE Inc. with the Canadian securities regulatory authorities (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this Annual Information Form including, but not limited to, statements relating to BCE Inc.’s dividend policy, our fibre-optic deployment plans, the proposed acquisition by BCE Inc. of the remaining 85% interest in CTVglobemedia Inc. (CTV) that it does not already own and certain strategic benefits and operational, competitive and cost efficiencies expected to result from the transaction, and other statements that are not historical facts, such as our objectives, plans and strategic priorities, are forward-looking statements. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this Annual Information Form describe our expectations at March 10, 2011 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this Annual Information Form for the purpose of giving information about management’s current strategic priorities, expectations and plans and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this Annual Information Form are based on a number of assumptions that we believed were reasonable on March 10, 2011. Refer in particular to the section of BCE Inc.’s 2010 management’s discussion and analysis of financial condition and results of operations (BCE 2010 MD&A) entitled Business Outlook and Assumptions at pages 33 to 35 of the BCE Inc. 2010 annual report (BCE 2010 Annual Report), for a discussion of certain key economic, market and operational assumptions we have used in making forward-looking statements, which section is incorporated by reference herein.

Important factors that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements contained in this Annual Information Form include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants and their ability to launch or expand services, and the resulting impact on our ability to retain existing customers and to attract new ones, as well as on our pricing strategies, average revenue per unit and financial results; variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels; the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that have only wireless telephone services; the increased adoption by customers of TV alternative services; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; the complexity and costs of our IT environment; events affecting the ability of third-party suppliers to provide to us essential products and services and our ability to purchase essential products and services such as handsets; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless networks of the significant increase in broadband demand and in the volume of wireless data-driven traffic; capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings (including the possibility of Industry Canada increasing spectrum licence fees and possible changes to foreign ownership restrictions), litigation, changes in laws or regulations and tax matters; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other

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Caution regarding forward-looking statements

health risks; health concerns about radio frequency emissions from wireless devices; the expected timing and completion of the proposed acquisition by BCE Inc. of the remaining 85% interest in CTV that it does not already own is subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, any required remaining regulatory approvals; and employee retention and performance.

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this Annual Information Form and the BCE 2010 MD&A and, in particular, in the sections entitled Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results, in the BCE 2010 MD&A, at pages 60 to 63, pages 63 to 69, and pages 70 to 76, respectively, of the BCE 2010 Annual Report, which sections are incorporated by reference herein.

We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.

Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 10, 2011. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

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CORPORATE STRUCTURE

INCORPORATION AND REGISTERED OFFICES

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, by a certificate and articles of arrangement dated July 10, 2006 and by a certificate and articles of amendment dated January 25, 2007. BCE Inc.’s head and registered offices are at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

SUBSIDIARIES

The table below shows BCE Inc.’s main subsidiaries, where they are incorporated or registered, and the percentage of voting and non-voting securities that BCE Inc. beneficially owns or directly or indirectly exercises control or direction over. BCE Inc. has other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2010.

	WHERE IT IS INCORPORATED	PERCENTAGE OF VOTING SECURITIES THAT
SUBSIDIARY	OR REGISTERED	BCE INC. HELD AT DECEMBER 31, 2010 (1)

Bell Canada	Canada	100%
Bell Mobility Inc. (Bell Mobility)	Canada	100%
Bell TV	Ontario	100%

(1)	BCE Inc. does not own any outstanding non-voting securities issued by these subsidiaries.

As at December 31, 2010, BCE Inc. also owned 44.1% of the voting securities of Bell Aliant Regional Communications Income Fund, with the remaining interest publicly held. On January 1, 2011, Bell Aliant Regional Communications Income Fund completed a plan of arrangement under Section 192 of the Canada Business Corporations Act (Plan of Arrangement) pursuant to which it converted to a corporate structure. Under the Plan of Arrangement, BCE Inc. and Bell Canada exchanged, through a series of steps, substantially all of their direct and indirect interests in Bell Aliant Regional Communications Income Fund and its underlying entities for an aggregate of 100,376,270 common shares of Bell Aliant Inc., the successor of Bell Aliant Regional Communications Income Fund. Immediately following the completion of the Plan of Arrangement, BCE directly and indirectly owned 100,376,270 common shares of Bell Aliant Inc., representing 44.1% of the outstanding common shares of Bell Aliant Inc., with the remaining interest publicly held. In addition, under the Plan of Arrangement, Bell Aliant Regional Communications Holdings Inc., the former Bell Aliant Regional Communications Inc. and 7538332 Canada Inc. (all underlying entities of Bell Aliant Regional Communications Income Fund) amalgamated under the Canada Business Corporations Act to continue as Bell Aliant Regional Communications Inc. (Bell Aliant Amalco). Under the amalgamation, Bell Canada exchanged one voting common share in Bell Aliant Regional Communications Holdings Inc. for one voting common share of Bell Aliant Amalco. The balance of the outstanding shares of Bell Aliant Amalco are owned by Bell Aliant Inc.

Pursuant to an Amended and Restated Securityholder Agreement dated January 1, 2011, entered into between Bell Aliant Inc., Bell Aliant Regional Communications, Limited Partnership, Bell Aliant Amalco, 6583458 Canada Inc., BCE Inc. and Bell Canada, BCE Inc. has the following rights with respect to Bell Aliant Inc.:

  For so long as BCE Inc. owns a 30% or greater interest in Bell Aliant Inc., and provided that certain major commercial agreements are in place, BCE Inc. has the right to appoint a majority of the directors of Bell Aliant Inc.

  For so long as BCE Inc. owns a 20% or greater interest in Bell Aliant Inc., BCE Inc. also has the ability to veto certain actions of Bell Aliant Inc. (such as certain material business plans and corporate transactions, material changes in business, leverage in excess of 2.5 times debt to earnings before interest, taxes, depreciation and amortization, the appointment and change of the chief executive officer and entering into material commercial agreements with our competitors).

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DESCRIPTION OF OUR BUSINESS

GENERAL SUMMARY

BCE is Canada’s largest communications company. We are a comprehensive provider of wireline voice and wireless communications services, Internet access, data services and video services to residential, business and wholesale customers. In 2010, we reported the results of our operations in three segments: Bell Wireline, Bell Wireless and Bell Aliant. Bell, which encompasses our core operations, is the largest local exchange carrier in Ontario and Québec, and is comprised of our Bell Wireline and Bell Wireless segments. We also own a 44.1% interest in, and control, Bell Aliant, the incumbent carrier in Canada’s Atlantic provinces and in rural and regional areas of Ontario and Québec.

In addition to our operating segments we also hold minority equity interests in CTV and in entities that operate the Montréal Canadiens Hockey Club and the Bell Centre in Montréal. On September 10, 2010, BCE Inc. announced its intention to acquire the remaining 85% interest in CTV that it does not already own. More information with respect to this proposed transaction can be found under General Development of Our Business – Three Year History – Proposed Acquisition of CTV.

For the year ended December 31, 2010, we generated consolidated operating revenues of $18,069 million and consolidated operating income of $3,672 million.

The table below shows the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2010 and 2009.

		OPERATING REVENUES (IN $ MILLIONS		)

SEGMENT	2010	2009	% CHANGE

Bell Wireline	10,695	10,666	0.3
Bell Wireless	4,934	4,558	8.2
Inter-segment eliminations	(204)	(204)	0.0

Bell	15,425	15,020	2.7
Bell Aliant	3,071	3,174	(3.2)
Inter-segment eliminations	427	(459)	7.0

Total Operating Revenues	18,069	17,735	1.9

Some of our segments’ revenues vary slightly by season. For more information, refer to the sections entitled 2010 Operating Highlights and Financial Results Analysis in the BCE 2010 MD&A, at pages 35 to 36 and pages 40 to 53, respectively, of the BCE 2010 Annual Report, which sections are incorporated by reference herein.

Additional information regarding our business operations and the products and services we provide can be found in the section entitled About Our Business in the BCE 2010 MD&A, at pages 24 to 29 of the BCE 2010 Annual Report, which section is incorporated by reference herein.

Finally, additional information regarding the business outlook of our Bell Wireline, Bell Wireless and Bell Aliant segments can be found in the section entitled Business Outlook and Assumptions in the BCE 2010 MD&A, at pages 33 to 35 of the BCE 2010 Annual Report, which section is incorporated by reference herein.

STRATEGIC IMPERATIVES

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objective is to maximize subscribers, revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as a foremost provider of comprehensive communications services to residential and business customers. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders.

Our strategy to deliver a better customer experience at every level is enabled by our five strategic imperatives:

  Improve Customer Service

  Accelerate Wireless

  Leverage Wireline Momentum

  Invest in Broadband Networks and Services

  Achieve a Competitive Cost Structure

Additional information regarding our strategic imperatives can be found in the section entitled Strategic Imperatives in the BCE 2010 MD&A, at pages 30 to 32 of the BCE 2010 Annual Report, which section is incorporated by reference herein.

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Description of our business

OUR COMPETITIVE STRENGTHS

Canada’s Largest Communications Company

We are Canada’s largest communications company offering a broad scope of products and services:

  We are the largest local exchange carrier in Canada. We operate an extensive local network in the urban areas of Ontario and Québec, including in the greater metropolitan areas of Toronto and Montréal, the two most populous cities in the country. We offer a complete suite of wireline voice, wireless communication, Internet access, data and video product and service offerings for residential and business customers;

  Bell operates approximately 6.5 million network access lines principally in Ontario and Québec, and continues to hold over 60% of the market share, while continuing to moderate competitive losses through marketing initiatives;

  We are the second largest wireless operator in Canada based on the number of subscribers, providing more than 7.2 million subscribers with nationwide wireless service at December 31, 2010;

  We are the largest digital television provider in Canada, nationally distributing more than 500 all-digital video and audio channels to over 2.0 million subscribers at December 31, 2010 through Bell TV’s DTH satellite and Internet protocol television (IPTV or Fibe TV) technologies;

  We are the largest Internet service provider in Canada, providing 2.1 million customers at December 31, 2010 with Internet access through digital subscriber line, fibre-optic or wireless broadband;

  Our Business Markets unit is a consistent market leader in serving the communications needs of Canadian businesses; and

  Bell Aliant, the incumbent local exchange carrier in Atlantic Canada and rural parts of Ontario and Québec, operates approximately 2.8 million network access lines at December 31, 2010.

Our large customer base and our ability to sell through a variety of distribution channels, as discussed in more detail under Marketing and Distribution Channels, are key competitive advantages.

Strong Operating Momentum in Wireless

Our wireless segment provides wireless services over a national network that is available to virtually all Canadians. We provide a full range of wireless services to residential and business customers through our portfolio of targeted brands, including Bell, Solo Mobile and Virgin Mobile.

Wireless is a key growth segment for Bell Canada and we have established strategic priorities seeking to further enhance our offerings. Bell is focused on capturing an increasing share of new wireless customers through growing points of presence, improved sales execution and increased value-added service offerings. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and data speeds, and an expanded handset offering should improve our ability to attract and maintain wireless customers. With the launch of a national high-speed packet access plus network (HSPA+ network) in November 2009, we have confirmed our position as the Canadian wireless provider delivering the broadest range of choice in wireless smartphones, along with extensive North American and international coverage. Furthermore, our acquisition in 2009 of substantially all of the assets of national electronics retailer The Source by Circuit City and its approximately 700 retail stores nationally, gives us an increased presence in Canada’s highest-traffic mall locations and effectively increases the number of places where customers can buy Bell products and services. We also believe that full ownership of Virgin Mobile Canada (Virgin) enhances our competitive market position by allowing us to compete more effectively with the Canadian industry’s other flanker brands.

Incumbent Service Provider with Market Leadership Position

We leverage our market leadership position and our broad suite of product offerings as a foundation for the other products and services we offer, providing us with a significant number of established customer connections to drive uptake of new products and services, either through bundled offerings or on a stand-alone basis, and to improve customer retention.

Our long-standing ownership of our DTH satellite TV business and recently launched IPTV service set us apart from other incumbent Canadian telecom providers that largely rely on resale agreements to provide video service. Our Business Markets unit is also a consistent market-leading performer having established relationships with a majority of Canada’s 800 largest corporations. Our Business Markets unit continues to deliver network-centric information and communications technology (ICT) solutions to large business and public sector clients that increase the value of connectivity services, which helps drive overall performance for Bell.

In the last few years, the number of residential line losses has slowed, year over year, due to on-going retention efforts, increased penetration of service bundles and better overall service execution.

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Description of our business

MARKETING AND DISTRIBUTION CHANNELS

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible telecommunications services. In doing so, our objective is to enhance customer retention and loyalty through multiple service offerings.

Through the Bell Bundle, which combines wireline local voice and long distance, high-speed Internet, TV and wireless services, our goal is to use a quadruple play product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers more freedom, flexibility and choice. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and video receivers, as well as other incentives, to stimulate customer acquisition and winbacks or to respond to competitive pressures in our markets.

We focus our marketing efforts on a coordinated program of television, print, radio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass-market advertising in order to maintain our brand and support direct and indirect distribution channels. Coordinated marketing efforts throughout our service area ensure that our marketing message is presented consistently across all of our markets. Promoting the Bell brand is complemented by the company’s other brand marketing efforts, reinforcing the awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines.

The Bell brand plays a key role in product positioning. Our branding is straightforward and benefit-focused, and directly supports our strategy of delivering a better customer experience at every level.

Specifically for wireless, acquiring and retaining high-value postpaid subscribers is a key marketing focus, as we leverage our network advantage and suite of leading-edge devices and services to drive higher usage and increased adoption of data services. We subsidize the sale of wireless handsets – a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. This factor is important as handset life cycles shorten. Our current wireless device portfolio includes many leading-edge handsets, some launched as exclusive to Bell. As the Canadian wireless market further matures and competition intensifies as a result of Industry Canada’s licensing of AWS spectrum to new entrants, customer retention is becoming increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

Our acquisition on July 1, 2009, of substantially all of the assets of national electronics retailer The Source by Circuit City, which are now held by Bell Canada’s wholly-owned subsidiary The Source (Bell) Electronics Inc. (The Source), has added approximately 700 retail stores, most of them in high-traffic mall locations, increasing Bell’s national distribution footprint.

Bell delivers its products and services to residential customers through:

  a network of corporate and dealer-owned Bell, Bell Mobility, Solo Mobile and Virgin Mobile retail locations;

  The Source’s approximately 700 retail locations;

  national retailers such as Future Shop, Best Buy, Wal-Mart, Wireless Wave, T-Booth, Wireless Etc., Loblaws and a network of regional and independent retailers in all regions;

  call centre representatives; and

  the bell.ca website.

Residential customers can buy all or some of Bell’s products and services through call centres, retail stores, sales representatives and our web portals.

Bell also offers customers the convenience of “One Bill” for Home Phone, Internet, video and wireless services with a single point of contact.

Communications products and services, other than wireless, for Bell’s business customers are delivered by the Bell Business Markets unit. Products and solutions are sold to small, mid-sized and large business customers through web portals, call centres, dedicated sales representatives, as well as select value-added resellers. We intend to continue to differentiate ourselves in the marketplace by enhancing our customer service levels and our offer breadth by introducing unique fee-based service offerings in the market. Much of the procurement of our customers in this segment is completed through competitive bids that we win. In addition to basic communications services, the Bell Business Markets unit bundles products, services and professional services into fully managed, end-to-end, information and technology business solutions for its customers. It also partners with third parties to bid on and sell complex business solutions. We are focusing on increasing the number of customers and the breadth of business solutions sold to these customers. The solutions offer more value and strengthen relationships with customers, thus helping to reduce churn.

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Description of our business

Bell’s wireless products and services are delivered to business customers by Bell Mobility through the same channels as those previously described for Bell Mobility services with respect to residential customers. In addition, Bell’s business customers are served by Bell’s nationwide sales team responsible for the sale of wireless products and services to business customers as well as the execution of sales contracts.

Communications products and services for Bell’s wholesale business are delivered by Bell’s Wholesale unit. They are sold through our dedicated sales representatives, web portals and call centres.

Bell Aliant sells its products and services through call centre representatives, independent dealer stores (certain of which are full service and certain of which sell small and medium-sized business products), value-added resellers and the Bell Aliant website, www.bellaliant.ca. In addition to these channels, Bell Aliant sells products and services to larger business customers through dedicated sales representatives and competitive bids. As well, Bell Aliant facilitates customer payments through numerous payment agencies in New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. During 2010, Bell Aliant continued to implement measures to simplify and improve various types of customer interactions.

OUR NETWORKS

The telecommunications industry is evolving rapidly as the industry continues to move from multiple service-specific networks to Internet protocol (IP)-based integrated communications networks where voice, data and video traffic all travel on a single network. Bell and Bell Aliant continue to work with key vendor partners to expand their national multi-services IP-enabled networks.

Bell’s communications networks provide wireline and wireless, voice, data and video services to customers across Canada.

Bell’s infrastructure includes:

  national transport networks for voice, data and video traffic, including Internet traffic;

  urban and rural access networks and infrastructures for delivering services to customers; and

  national wireless networks that provide voice, data and video services.

Wireline

Our national voice and data network consists of an optical fibre network, with built-in redundancy and fault protection. It reaches all major Canadian metropolitan centres, as well as New York, Chicago, Washington/Ashburn, Buffalo, San Francisco/Palo Alto and Seattle in the United States.

Bell’s networks in major Canadian cities provide state-of-the-art high-speed access at gigabit speeds based on IP technology. Bell and Bell Aliant operate a national IP/multi-protocol label switching network with international gateways to the rest of the world. This network delivers next generation, business grade Internet protocol virtual private network (IPVPN) services that connect our customers’ offices and data centres throughout Canada and around the world. The IPVPN service is the foundation platform required for the delivery of information and communications technology solutions that add value and efficiencies to customers’ businesses. These technology solutions include voice over Internet protocol /IP Telephony, IP videoconferencing, IP call centre applications and other future IP-based applications. In addition, Bell and Bell Aliant maintain extensive copper and voice-switching networks that provide traditional local and interexchange voice and data services to all business and residential customers in Ontario, Québec and the Atlantic provinces.

Since 2004, Bell has been upgrading the access infrastructure by deploying fibre closer to its residential customers using fibre-to-the-node (FTTN) technology. In parallel, Bell has also been deploying high-speed fibre access directly to new condominiums and other multiple-dwelling units (MDUs), throughout the Québec-Windsor corridor under a fibre-to-the-building (FTTB) initiative.

On February 4, 2010, Bell Canada announced several initiatives supporting its strategic imperative to invest in broadband networks and services.

First, Bell Canada announced a three-year plan to deploy high-speed fibre-to-the-home (FTTH) technology across the Québec City region. FTTH, in which optical fibre cables are used to connect each and every home, is the ideal network architecture to address the growing needs of our customers, and to support future bandwidth-demanding IP services and applications. One of the first FTTH deployments in Canada, Bell Canada’s Québec City region initiative is the largest city-wide FTTH rollout in the country to-date. Since the Québec City region is served largely by “aerial” infrastructure, above-ground wiring on utility poles, these extensive fibre deployments can be accomplished much faster and more economically than in centres with underground infrastructure.

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Description of our business

Bell Canada also announced its plan to deploy FTTH in all new urban and suburban housing developments in Ontario and Québec, which began in the second half of 2010. This is in addition to Bell Canada’s deployment of FTTB already under way to approximately 1,600 MDUs in Ontario and Québec, which is expected to be complete by the end of 2012.

On February 4, 2010, Bell Canada announced that its new Bell Fibe Internet service was available in the Montréal and Greater Toronto areas, providing users with higher download speeds of up to 25 megabits per second (Mbps). Fibe Internet employs advanced tools to proactively monitor and optimize speed and offers comprehensive security features including parental controls, pop-up blocker, privacy control, Wi-Fi protection, fraud protection and online storage.

On September 13, 2010, Bell Canada announced the launch of Bell Fibe TV, its advanced IPTV service, in several Toronto and Montréal neighbourhoods. An all-digital IPTV service, Fibe TV is delivered on Bell Canada’s advanced high-speed fibre optic network and powered by Microsoft’s Mediaroom multimedia software and complements our national Bell TV satellite service and expands television choice and competition in major urban markets where cable has dominated. Bell Fibe TV offers a wide range of flexible programming options and innovative features, including a whole-home personal video recorder, the ability to record up to four programs simultaneously, a picture-in-picture program guide, advanced search capabilities, and the fastest channel change in the market. Unlike cable, Fibe TV’s advanced IP-based software technology makes possible many of these features and allows us to leverage Internet content and applications into the television environment, while providing the ability to instantly deliver future innovations without the need for new receivers or a visit from a technician.

On July 6, 2009, Bell Aliant, with the support of the Government of New Brunswick, announced a $60 million investment to fully deploy FTTH technology in Fredericton and Saint John by mid-2010. This investment, which is now completed, has brought an advanced broadband network using 100% fibre-optic technology, directly to 70,000 homes and businesses in these two cities, allowing Bell Aliant to deliver its new “FibreOP” branded FTTH broadband services. On August 26, 2010, Bell Aliant announced the launch of FibreOP services in the Greater Moncton Area. Subsequently, on November 1, 2010, Bell Aliant announced that FibreOP services and bundles were available to customers in the serving areas of Greater Saint John and Greater Fredericton. The virtually 100% aerial nature of Bell Aliant’s network infrastructure and the relatively low population densities of these areas make the cost of FTTH and FTTN very similar in these markets.

On May 28, 2010, Bell Aliant, with the support of the Government of Nova Scotia, announced that its FibreOP services would be introduced in Nova Scotia. On September 29, 2010, Bell Aliant and the Government of Prince Edward Island announced that FibreOP services would be introduced in Prince Edward Island.

As of the end of 2010, Bell Aliant’s FibreOP services were available to 138,000 homes and businesses in Atlantic Canada, while Bell Aliant’s high-speed Internet service was available to over 81% of homes in Bell Aliant’s operating territory.

Our forward-looking statements referred to in this section relating to plans to deploy FTTN and FTTH assume, in particular, that municipal consents required by Bell in order to install network equipment on municipal property will be issued on a timely basis. The failure by municipalities to issue such consents or to issue such consents in accordance with Bell’s schedule could result in our inability to deploy FTTN or FTTH in certain areas or in significant delays in our pace of FTTN or FTTH deployment. In addition, our forward-looking statements referred to in this section relating to plans to deploy FTTN, FTTH and FTTB assume the availability of the required capital which, in turn, is based on our ability to either generate cash flows from operations or raise financing. Our ability to generate cash flows from operations depends on our business performance which, in turn, is based on certain key economic, market and operational assumptions that are discussed in the section entitled Business Outlook and Assumptions in the BCE 2010 MD&A, at pages 33 to 35 of the BCE 2010 Annual Report, which section is incorporated by reference herein. Our ability to generate cash flows from operations is also subject to various risks, which could affect our business, including competitive, technological, economic, financial and regulatory risks. Our ability to raise financing depends on our ability to access the public equity and debt capital markets and the bank credit market which, in turn, is based on prevailing market conditions and the outlook for our business and credit ratings at the time the capital is raised. Refer to the sections entitled Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results in the BCE MD&A, at pages 60 to 63, pages 63 to 69, and pages 70 to 76, respectively, of the BCE 2010 Annual Report, which sections are incorporated by reference herein, for a description of risks that could affect our business and our ability to generate cash flows from operations, and to the risk entitled If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets for a description of risks that could affect our ability to raise financing.

BCE INC.  2011 AIF  |  9

Description of our business

Wireless

Bell provides wireless connectivity through the use of its own wireless facilities as well as the facilities of other wireless carriers that Bell may access through contractual arrangements.

Launched in November 2009, our HSPA+ network is capable of delivering high-speed mobile access of up to 21 Mbps to 96% of the Canadian population and covers thousands of cities and towns in both urban and rural locations. This network supports full global roaming, as well as a wide range of new smartphones, wireless Internet sticks, and other leading-edge mobile devices. Over the course of 2010, Bell continued to develop its HSPA+ network by adding capacity to manage the traffic generated by feature rich smart phones, universal serial bus (USB) data sticks and wireless gateway products. In November 2010, Bell became the first wireless operator in North America to deploy leading-edge Dual cell technology, which doubles the speed of HSPA+ mobile data service from up to 21 Mbps to as high as 42 Mbps when using capable USB modem devices. Bell has launched 42 Mbps service initially in Toronto and intends to expand service to more Canadian cities and towns through 2011.

The HSPA+ network also supports international roaming in more than 200 countries, including a preferred roaming agreement with AT&T Inc., the largest HSPA operator in the United States. The vast majority of the site connectivity for the new HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability. The HSPA+ buildout leveraged our network sharing agreement with TELUS Communications Company. Each company built half of the new network’s coverage across Canada, which reduced our overall deployment cost, accelerated the launch of the new network and allowed each company to compete more quickly with each other and with other wireless operators. Moreover, our deployment of the HSPA+ network well positions us to move to long-term evolution (LTE) in the coming years. The 4G HSPA+ network joined our existing national 3G code division multiple access (CDMA)/evolution-data optimized (EVDO) network, which Bell currently plans to continue to operate alongside the HSPA+ network.

Bell was the first operator in Canada to conduct trials using the newest generation of LTE technology. The trials validated the theoretical data performance in a live air environment, exercised network integration points to the existing networks and validated advanced features such as Self Optimizing Networks. LTE will be the technology used for the next network evolution of 4G and will be deployed in the future as the handset/terminals eco-system matures and the data traffic requires the capacity delivered by this enhanced capability.

In order to provide an expansion path for next-generation technologies and future services, we purchased new wireless licences in the AWS spectrum auction that concluded on July 21, 2008. We acquired 20 megahertz (MHz) of spectrum in Ontario (including Toronto and surrounding areas), in Canada’s Atlantic provinces, and in Northern Canada, as well as 10 MHz in Québec and in Western Canada, for a total investment of $741 million. This AWS spectrum was utilized for LTE technology trial activities over the course of 2010.

OUR EMPLOYEES

The table below shows the number of our employees as at December 31, 2010, 2009 and 2008.

NUMBER OF EMPLOYEES AT DECEMBER 31	2010		2009		2008

Bell Wireline segment	34,600		34,800		32,400
Bell Wireless segment	8,300		8,000		8,400
Bell Aliant Segment	7,300		8,100		8,800

Total	50,200	(1)	50,900	(2)	49,600	(3)

(1)	The total number of Bell employees at the end of 2010 was 42,900, which includes 3,400 employees at The Source, compared with 42,800 on December 31, 2009, which includes 3,500 employees at The Source. The increase was due primarily to a higher headcount in our Bell Wireless segment, and in our network and field operations units, in order to support our significant wireless subscriber growth and smartphone adoption over the past year, broadband fibre development activities, IPTV rollout, and ongoing service quality initiatives. This was partly offset by a reduced workforce, year over year, in our Bell Residential and Bell Business Markets units, driven by employee departures, attrition, and other targeted reductions brought about by further operating efficiencies and productivity improvements.
(2)	The total number of Bell employees at the end of 2009 was 42,800, up from 40,800 on December 31, 2008. The increase in Bell’s headcount was primarily the result of the acquisitions on July 1, 2009 of The Source and Virgin. Excluding these acquisitions, Bell’s workforce decreased 6.1% or by 2,500 to 38,300 employees in 2009.
(3)	On July 28, 2008, we announced a reduction in the size of our Bell Canada management team as part of an organizational restructuring focused on achieving a competitive cost structure. The number of management departures at Bell Canada totalled approximately 2,500, representing approximately 6% of the total workforce or about 15% of management.

10  |  BCE INC.  2011 AIF

Description of our business

Approximately 45% of BCE employees are represented by unions and are covered by collective agreements.

The following collective agreements were signed in 2010 or 2011:

  the collective agreement between Bell Aliant Regional Communications, Limited Partnership and the Communications, Energy and Paperworkers Atlantic Communications Council, covering approximately 2,825 clerical, craft and operator services employees, that was set to expire on December 31, 2011, was renewed early in September 2010. The new agreement will be in effect until December 31, 2014;

  the collective agreement between Northwestel Inc. and the International Brotherhood of Electrical Workers covering approximately 420 clerical and craft employees expired on December 31, 2010. A tentative agreement was ratified on January 14, 2011 and the new agreement will last until December 31, 2013; and

  the collective agreement between the Communications, Energy and Paperworkers Union of Canada (CEP) and Bell Canada, covering approximately 115 craft employees located in Western Canada, was renewed in September 2010 and will be in effect until May 10, 2014.

The following collective agreements will expire in 2011:

  the collective agreement between the CEP and Expertech Network Installation Inc. (Expertech) covering 1,147 craft employees will expire on November 30, 2011;

  the collective agreement between the CEP and Bell Aliant Regional Communications, Limited Partnership covering approximately 650 craft employees will expire on November 30, 2011;

  the collective agreement between CEP and Télébec, Limited Partnership covering approximately 220 clerical employees will expire on November 1, 2011; and

  the collective agreement between the CEP and Bell Canada (ICT) covering approximately 125 clerical employees will expire on May 31, 2011.

The following describes the status of collective agreements that have already expired:

  the collective agreement between the CEP and Bell Canada covering approximately 770 communications sales employees expired on December 31, 2010. A tentative agreement was signed with the union on January 12, 2011, but union membership voted against its ratification. The parties are pursuing discussions;

  the collective agreement between the CEP and Expertech covering approximately 165 clerical employees expired on November 30, 2010. Negotiations for the renewal of this agreement have reached an impasse and the CEP filed for conciliation on January 11, 2011. Conciliation sessions took place on February 2, 3 and 17, 2011; and

  the collective agreement between the CEP and NorthernTel, Limited Partnership covering approximately 135 craft and clerical employees expired on February 28, 2011.

In addition, Bell Mobility was formally notified on October 27, 2010 that the CEP filed an application for certification to represent approximately 1,585 call center employees working in the Mississauga region of Ontario. Submissions have been filed with the Canada Industrial Relations Board relative to this application and a hearing will be scheduled later in 2011. BellTV was also advised on January 20, 2011 that the CEP filed an application for certification to represent approximately 140 broadcast employees working in the Toronto region of Ontario.

In addition, negotiations with respect to a first collective agreement between the CEP and Bell Canada covering approximately 85 clerical employees located in Western Canada scheduled to commence in the fall of 2010 have been delayed and are tentatively scheduled to start in the latter part of the first quarter of 2011.

Additional information regarding our employees can be found in the section entitled About Our Business – Employees in the BCE 2010 MD&A, at page 29 of the BCE 2010 Annual Report, which section is incorporated by reference herein.

BCE INC.  2011 AIF  |  11

Description of our business

CORPORATE RESPONSIBILITY

We are committed to the highest standards of corporate responsibility and we seek to integrate environmental, social and economic considerations into our business decisions. We engage with stakeholders to identify opportunities to create benefits for both society and BCE while minimizing, where we can, any negative impact our activities may generate. In line with this commitment, in 2006, we adopted a resolution to support the United Nations Global Compact, a set of universal principles addressing human rights, labour, environmental and anti-corruption issues.

BCE’s corporate responsibility strategy and environmental risks and opportunities are overseen by the Corporate Responsibility Oversight Committee, an officer level committee chaired by the Executive Vice-President and Chief Legal and Regulatory Officer. The committee’s role is to ensure that BCE’s corporate responsibility strategy is well integrated and aligned across all parts of its business, with the intent of minimizing financial and reputational risks and maximizing business opportunities.

BCE has implemented a range of social and environmental policies which are supported by various programs and initiatives. The policies include:

  Code of Business Conduct

  Bell Privacy Statement

  Bell Code of Fair Information Practices

  Environmental Policy

  Supplier Code of Conduct

BCE Inc. was recently listed on the Global 100 Most Sustainable Corporations in the World, and is part of socially responsible investment indices such as the FTSE4 GOOD Index and the Jantzi Social Index.

Bell Canada is an active member of the Global e-Sustainability Initiative (www.gesi.org), an international organization that promotes sustainable development in the ICT industry. Part of its involvement includes the promotion of ICT as a solution to climate change by enabling travel reduction and dematerialization. Monitoring and reducing energy consumption is a key priority at Bell Canada because of its positive impact on the environment and the economy. BCE reports on its carbon footprint and carbon reduction initiatives through the Carbon Disclosure Project since the early beginnings in 2004.

Details of these policies, and performance of our programs and initiatives, can be found under the heading Responsibility on BCE Inc.’s website at www.bce.ca.

Community

Bell is committed to advancing mental health across Canada through the Bell Mental Health Initiative. Mental illness affects millions of Canadians yet this major health issue remains significantly underfunded, misunderstood and stigmatized. With 1 in 5 people suffering directly from the disease, everyone has a family member, friend or colleague who has struggled with mental illness. The impact on the Canadian economy is staggering with an estimated $51 billion each year in lost productivity and approximately 500,000 Canadians absent from work each day due to mental health issues.

On September 21, 2010, Bell announced its five-year, $50 million initiative supporting an extensive range of programs to enhance mental health in every aspect of Canadian life. The Bell Mental Health Initiative is supported by 4 pillars: anti-stigma, enhanced care and access, new research and workplace leadership. This initiative is the largest-ever corporate effort to promote mental health in Canada. During 2010, Bell committed $4 million of the program to several initiatives, including partnerships with the Louis-H. Lafontaine Hospital, the Royal Ottawa Mental Health Centre, and the Centre for Addiction and Mental Health.

Because the challenge of stigma remains the primary reason two-thirds of people with mental health problems do not receive the help they need, Bell asked Canadians to talk about the issue. Bell Let’s Talk Day on February 9, 2011, led by Olympian Clara Hughes, worked to promote discussion and understanding of mental illness while raising new funds for Canadian mental health.

With over 66 million text messages and long distance calls made that day by Bell and Bell Aliant customers, Bell’s 5-cent donation per message meant an additional $3.3 million to support mental health programs across the country.

To learn more, please visit bell.ca/letstalk.

Between mental health and its other initiatives, Bell and Bell Aliant contributed over $16 million in community investment in 2010. Bell and Bell Aliant employees and pensioners also donated approximately $1.5 million in charitable gifts and logged over 377,000 hours in volunteer time.

12  |  BCE INC.  2011 AIF

Description of our business

Environment

On November 2, 2004, BCE adopted an environmental policy that affirms:

  our commitment to environmental protection;

  our belief that environmental protection is an integral part of doing business, and needs to be managed systematically under a continuous improvement process.

The policy is reviewed annually and contains principles that support our goal, varying from exercising due diligence to meet or exceed the environmental legislation that applies to us, to prevent pollution and promote cost-effective initiatives that minimize resources and waste.

We have instructed subsidiaries subject to this policy to support these principles, and have established a management-level committee to oversee the implementation of the policy.

Bell Canada monitors its operations to seek to ensure that it complies with environmental requirements and standards, and takes action to prevent and correct problems, when needed. It has had an environmental management and review system in place since 1993, that:

  provides early warning of potential problems;

  identifies management and cost-saving opportunities;

  establishes a course of action;

  ensures ongoing improvement through regular monitoring and reporting.

On April 14, 2009, Bell Canada obtained the ISO 14001 certification for its environmental management system (Registration number: EMS 545955). The certification covers all of Bell Canada’s businesses including landline, wireless, television and Internet services in addition to related administrative functions. This certification was maintained in 2010, following an external and independent periodic audit. Bell Canada also obtained LEED certification for its Montréal campus and LEED Silver for its Mississauga campus expansion.

One of its key tools is the corporate environmental action plan, which outlines the environmental activities of Bell Canada’s various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors Bell Canada’s progress in meeting its objectives.

For the year ended December 31, 2010, Bell Canada spent $18.1 million on environmental activities, 37% of which was expensed and 63% of which was for capital expenditures. For 2011, Bell Canada has budgeted $18.6 million (41% for expenses and 59% for capital expenditures) to seek to ensure that its environmental policy is applied properly and its environmental risks are minimized.

Bell Aliant adopted a comprehensive environmental policy for Atlantic Canada that was updated in 2006 which affirms its goal to work to create a sustainable future by integrating long-term economic, environmental and social considerations into the way the business is operated. The policy provides for the identification of activities and situations which may have potential to harm the environment, and the implementation of environmentally positive practices and preventive measures. Bell Aliant’s program seeks to ensure that it complies with all environmental regulatory requirements and that its activities are carried out in a manner that minimizes risk to the environment through a continuous improvement process.

Bell Aliant manages its environment program through processes similar to those employed by Bell Canada, and collaborates on many levels to seek harmonization with Bell Canada’s environment program. Bell Aliant has adopted an environment action plan which sets out specific environmental goals for 2011.

COMPETITIVE ENVIRONMENT

A discussion of BCE’s competitive environment can be found in the section entitled Our Competitive Environment in the BCE 2010 MD&A, at pages 60 to 63 of the BCE 2010 Annual Report, which section is incorporated by reference herein.

See also Description of Our Business – Our Competitive Strengths in this Annual Information Form for more information concerning BCE’s competitive position.

REGULATORY ENVIRONMENT

A discussion of the legislation that governs our business as well as government consultations and recent regulatory initiatives and proceedings affecting us can be found in the section entitled Our Regulatory Environment in the BCE 2010 MD&A, at pages 63 to 69 of the BCE 2010 Annual Report, which section is incorporated by reference herein.

BCE INC.  2011 AIF  |  13

Description of our business

INTANGIBLE PROPERTIES

BCE uses various works protected by intellectual property rights which BCE owns itself or for which it has been granted rights to use. These works include brand names, customers’ lists, copyrights, patents and trademarks. This intellectual property is important to BCE’s operations and its success.

The table below is a list of trademarks that are referred to and used as such in this Annual Information Form and their owners.

OWNER	TRADEMARK

Bell Aliant Regional Communications, Limited Partnership	Aliant
FibreOP

BCE Inc.	BCE

Bell Canada	Bell
Bell Centre
Bell Distribution
Bell Mobility
Bell Nordiq
Bell TV
Bell World
Fibe
xwave

Bell TV	ExpressVu

Bell Mobility	Solo
Solo Mobile

Virgin Enterprises Limited	Virgin Mobile

The Source	The Source

Other trademarks or corporate, trade or domain names used in this Annual Information Form are the property of their owners. Our trademark rights are perpetual provided that their registrations are timely renewed when applicable and that the trademarks are used in commerce by us or our licencees. We take appropriate measures to protect, renew and defend our trademarks including prosecuting infringers. We take great care not to infringe on the intellectual property and trademarks of others.

14  |  BCE INC.  2011 AIF

GENERAL DEVELOPMENT OF OUR BUSINESS

THREE-YEAR HISTORY

Proposed Acquisition of CTV

On September 10, 2010, BCE Inc. announced that it had agreed to acquire the remaining 85% interest in CTV that it does not already own. CTV holds specialty television, digital media, conventional television and radio broadcasting assets. It is Canada’s largest television network with 27 stations across the country; 30 specialty channels, including TSN and RDS; online video programming and properties including CTV.ca, TSN.ca, RDS.ca, MuchMusic.com, MTV.ca and TheComedyNetwork.ca; and CHUM Radio, which operates 34 radio stations throughout Canada.

On September 10, 2010, BCE Inc. entered into an agreement (the Transaction Agreement) with CTV, The Woodbridge Company Limited (Woodbridge Limited), 1565117 Ontario Limited (Woodbridge Holdco), Woodbridge Investments Inc. (Woodbridge Investments, and together with Woodbridge Limited and Woodbridge Holdco, Woodbridge), Ontario Teachers’ Pension Plan Board (Teachers’) and Torstar Corporation (Torstar), pursuant to which BCE Inc. intends to acquire the remaining 85% interest in CTV that it does not already own. The description of the Transaction Agreement contained in this Annual Information Form does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which has been filed separately by BCE Inc. with the Canadian securities regulatory authorities (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

Pursuant to the Transaction Agreement, BCE Inc. has agreed to acquire all the Class A common shares in CTV held by each of Woodbridge Holdco, Teachers’ and Torstar for an aggregate share purchase price of approximately $1.3 billion. Including the value of BCE Inc.’s present 15% interest, the transaction has an equity value of approximately $1.5 billion. Together with $1.7 billion in proportionate debt, the total transaction value is approximately $3.2 billion. BCE Inc. has also agreed, under the Transaction Agreement, to acquire certain debt from Woodbridge Investments and to repay in full CTV’s senior indebtedness, both of which constitute part of the $1.7 billion in proportionate debt included in the transaction. As a component of the consideration to be paid, BCE Inc. will issue common shares with a value of approximately $750 million to Woodbridge based on a share price formula set out in the Transaction Agreement. Woodbridge has agreed that, for a two-year period, it will not sell or otherwise dispose of the BCE Inc. common shares issued to it pursuant to the Transaction Agreement without the consent of BCE Inc.

In addition to the approximately $750 million in new BCE Inc. common shares to be issued to Woodbridge, the available sources of funding for the acquisition of CTV also include the issuance by Bell Canada of $1 billion of 4.40% medium-term debentures (MTN Debentures), Series M-22 under its Shelf Prospectus (as further defined herein) expected to close on or about March 16, 2011, a new, fully committed unsecured credit facility of up to $2 billion entered into on October 28, 2010 by Bell Canada, which matures in May  2013, with a syndicate of financial institutions and surplus cash on hand.

With video streaming rapidly growing in popularity among Canadians, who are increasingly moving to mobile, online and digital television platforms for video content, we intend to acquire CTV’s range of video content with the objective of enhancing the execution of our strategic imperatives by seeking to leverage our broadband network investments, to accelerate video growth across all four screens – mobile smartphones and tablets, online and television – and to achieve a competitive cost structure. With 100% ownership of CTV, BCE will seek to maximize strategic and operating synergies with CTV, including the efficiency of BCE’s content and advertising spend. Effective at the time of the closing of the transaction, BCE Inc. will start consolidating CTV’s financial results. For the twelve-month period ended August 31, 2010, CTV had revenues of approximately $1,800 million and earnings before interest, taxes, depreciation and amortization of intangible assets of $380 million.

The closing of the transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, required regulatory approvals, including by the Competition Bureau and the Canadian Radio-television and Telecommunications Commission (CRTC). The Competition Bureau indicated on February 1, 2011 that the Commissioner of Competition did not intend, at that time, to challenge the proposed acquisition. On March 7, 2011, the CRTC approved BCE Inc.’s acquisition of CTV. In addition, the listing on the Toronto and New York stock exchanges of the new BCE Inc. common shares to be issued to Woodbridge is subject to approval by such stock exchanges. The transaction is expected to close early in the second quarter of 2011.

More information with respect to this transaction and the Transaction Agreement may be found in the material change report dated September 20, 2010 filed by BCE Inc. with the Canadian securities regulatory authorities (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

In a separate transaction, completed on December 31, 2010, Woodbridge Holdco acquired ownership of The Globe and Mail, in which BCE Inc. retains a 15% equity position.

BCE INC.  2011 AIF  |  15

General development of our business

Key Completed Transactions

In April 2010, as part of our commitment to eliminate holdings in businesses that do not enhance the execution of our strategic imperatives described under Description of Our Business – Strategic Imperatives, BCE Inc. sold its interest in the satellite services company SkyTerra Communications Inc. (SkyTerra). More information with respect to this transaction can be found in the table below.

In line with our strategic imperatives, from 2008 to 2010 and in 2011 prior to the date of this Annual Information Form, we have entered into certain other transactions that have influenced the general development of our business. More information with respect to these transactions is provided in the table below.

TRANSACTION	KEY CHARACTERISTICS

Acquisition of xwave, a division of Bell Aliant Regional Communications, Limited Partnership (xwave) (2011)

  On January 1, 2011, Bell Canada acquired xwave from Bell Aliant for an acquisition price of $40 million, a transaction that enhances Bell Business Markets’ leading portfolio of IT product and professional solutions for corporate, government and health-care clients across Canada.

  xwave is focused on developing advanced technology solutions and IT professional services, including leading e-health solutions.

Acquisition of the assets of the hosting division of Hypertec Availability Services (2010)

  On December 1, 2010, Bell Canada acquired the assets of the hosting division of Hypertec Availability Services, the leading top-tier data hosting provider in Québec.

  The acquisition provides Bell Canada with more than 100,000 square feet of hosting space in a state-of-the-art Montréal data centre, enhancing Bell Canada’s ability to provide co-location and managed data centre services for corporate and public sector clients.

Sale of SkyTerra (2010)

  On March 29, 2010, BCE Inc. sold its 22.1 million shares in satellite services company SkyTerra to private investment firm Harbinger Capital Partners. The sale yielded proceeds of approximately $111 million.

  Harbinger’s take-private transaction was an all-cash merger in which Harbinger acquired SkyTerra common stock for US$5.00 per share, representing an approximate 56% premium over the average closing price of SkyTerra’s common stock for the 30 days ended September 22, 2009, the last day before the announcement of the merger agreement.

  The sale of the interest in SkyTerra is in line with BCE Inc.’s commitment to eliminate holdings in businesses that do not enhance the execution of its strategic imperatives.

  SkyTerra is a developer and supplier of mobile satellite communication services based in Reston, Virginia.

Acquisition of minority interest in the Montréal Canadiens Hockey Club and the Bell Centre as part of a consortium led by the Molson Family (2009)

  On December 1, 2009, Bell Canada, as part of a consortium led by the Molson Family, acquired a minority participation in the Montréal Canadiens Hockey Club and the Bell Centre. Bell Canada’s investment was approximately $50 million.

  This investment enhanced Bell Canada’s marketing and promotional relationship with the Canadiens.

Acquisition of substantially all of the assets of The Source by Circuit City (2009)

  On July 1, 2009, we acquired substantially all of the assets of national electronics retailer The Source by Circuit City, for a total investment of $161 million. These assets are held by our wholly-owned subsidiary, The Source.

  The Source began selling Bell TV services at the end of the second quarter of 2009 and Bell Internet services in November 2009. It has offered Bell Mobility and Virgin Mobile wireless products since January  2010. Other Bell services, such as Bell Home Phone, are expected to be offered at the end of the second quarter of 2011.

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General development of our business

TRANSACTION	KEY CHARACTERISTICS

Acquisition of the remaining 50% of the equity of Virgin (2009)

  On July 1, 2009, we acquired the remaining 50% of the equity of Virgin not already owned, for a total investment of $161 million.

  As part of this transaction, we entered into a long-term brand licensing agreement with the Virgin Group.

Advanced Wireless Services Spectrum Auction (2008)

  In order to provide an expansion path for next-generation technologies and future services, we purchased new wireless licences in the AWS spectrum auction that concluded on July 21, 2008. We acquired 20 MHz of spectrum in Ontario (including Toronto and surrounding areas), in Canada’s Atlantic provinces, and in Northern Canada, as well as 10 MHz in Québec and in Western Canada, for a total investment of $741 million.

2007/2008 Proposed Privatization

On June 30, 2007, BCE Inc. announced that it had entered into a definitive agreement relating to its privatization (the Privatization) through the proposed acquisition of all of BCE Inc.’s outstanding common and preferred shares by a corporation (the Purchaser) owned by an investor group at that time led by Teachers’ Private Capital, the private investment arm of Teachers’, and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC and which, subsequently, also included Merrill Lynch Global Private Equity. The transaction was to be completed through a plan of arrangement (the Arrangement). On July 4, 2008, BCE Inc. and the Purchaser entered into a final amending agreement (the Final Amending Agreement) further amending the definitive agreement of June 29, 2007, as amended (together with the Final Amending Agreement, the Definitive Agreement). As a result of the execution of the Final Amending Agreement, closing was to occur on or before December 11, 2008 and, prior to closing, BCE Inc. would not pay dividends on its common shares but would continue to pay dividends on its preferred shares. On December 12, 2008, BCE Inc. terminated the Definitive Agreement in accordance with its terms. See Legal Proceedings – Lawsuits Related to BCE Inc. – Privatization Transaction Lawsuit for more information concerning the termination of the Definitive Agreement and the related legal proceedings. Under the terms of the Definitive Agreement, BCE Inc. agreed that prior to the consummation of the Privatization, it would conduct its business, and cause its subsidiaries to conduct their business, in the ordinary course consistent with past practice and specifically agreed to restrict certain of its activities, including the entering into of certain transactions such as mergers, asset dispositions and acquisitions. As such, subject to limited exceptions, no such transactions were entered into in 2008.

Returning Value to Shareholders

Following the termination of the Definitive Agreement by BCE Inc. in accordance with its terms, BCE Inc. announced, on December 12, 2008, plans to return value to BCE Inc.’s shareholders with a reinstated common share dividend and a normal course issuer bid common share buyback program (2008/2009 NCIB).

On February 10, 2009, the board of directors of BCE Inc. adopted a new common share dividend policy with a target dividend payout ratio of 65% to 75% of earnings per share (EPS) before restructuring and other and net (gains) losses on investments (Adjusted EPS). In 2009, BCE Inc. announced three increases in the annual dividend payable on its common shares. In 2010, BCE Inc. continued to further its track record as a dividend growth company with the announcement of two additional increases in the annual dividend payable on its common shares. With these dividend increases, which were consistent with BCE Inc.’s above-mentioned dividend policy, BCE Inc.’s annual common share dividend has increased 35% since the fourth quarter of 2008. Refer to Our Dividend Policy for more details concerning BCE Inc.’s common share dividend policy and its common share dividend increases announced in 2009 and 2010. BCE Inc.’s dividend policy and the declaration of dividends are subject to the discretion of BCE Inc.’s board of directors.

Under the 2008/2009 NCIB, BCE Inc. was entitled to repurchase for cancellation up to 40,000,000 common shares over the 12-month period starting on December 23, 2008 and ending on December 22, 2009, representing approximately 5% of BCE Inc.’s 807,049,958 issued and outstanding common shares as of December 5, 2008. On May 5, 2009, BCE Inc. completed the 2008/2009 NCIB at an average price of approximately $24.65 per share, including 10.3 million common shares that BCE Inc. purchased for cancellation pursuant to private agreements with arm’s length third-party sellers.

On December 17, 2009, BCE Inc. announced a new normal course issuer bid common share buyback program (2010 NCIB). Under the 2010 NCIB, BCE Inc. was entitled to repurchase for cancellation up to 20,000,000 common shares (subject to a maximum aggregate purchase price of $500 million) over the 12-month period starting on December 29, 2009 and ending on December 28, 2010, representing approximately 2.6% of BCE Inc.’s 767,166,281 issued and outstanding common shares as of December 11, 2009. On December 6, 2010, BCE Inc. completed the 2010 NCIB having purchased 16,236,182 common shares at an average price of approximately $30.80 per share, including 6.66 million common shares that BCE Inc. purchased for cancellation pursuant to private agreements with arm’s length third-party sellers.

BCE INC.  2011 AIF  |  17

OUR CAPITAL STRUCTURE

This section describes BCE Inc.’s securities, the trading of certain of such securities on the Toronto Stock Exchange and the ratings that certain rating agencies have attributed to BCE Inc.’s preferred shares and Bell Canada’s public debt securities.

BCE INC. SECURITIES

BCE Inc. Preferred Shares, Common Shares and Class B Shares

BCE Inc.’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE Inc. preferred shares, common shares and Class B Shares can be found under note 20 – Share Capital of the BCE Inc. 2010 financial statements on pages 117 to 119 of the BCE 2010 Annual Report, which note is incorporated by reference herein.

There are ownership constraints on BCE Inc.’s common shares. A discussion of these ownership constraints can be found in the section entitled Our Regulatory Environment in the BCE 2010 MD&A, at pages 63 to 69 of the BCE 2010 Annual Report, which section is incorporated by reference herein.

BCE Inc. Debt Securities

On June 8, 2009, BCE Inc. redeemed, prior to maturity, all of its outstanding $650 million principal amount of 7.35% Series C notes due October 30, 2009. Accordingly, as of March 10, 2011, BCE Inc. had no debt securities outstanding.

BELL CANADA DEBT SECURITIES

Bell Canada has issued long-term debt securities as summarized in the table below.

	WEIGHTED AVERAGE		AT DECEMBER 31, 2010
	INTEREST RATE	MATURITY	(IN $ MILLIONS)

Debentures
1997 trust indenture	5.46%	2011-2035	5,100
1976 trust indenture	9.59%	2010-2054	1,250
Subordinated debentures	8.21%	2026-2031	275

Total			6,625

The Bell Canada debentures are unsecured and have been guaranteed by BCE Inc.

Under its shelf prospectus (Shelf Prospectus) and prospectus supplement (Prospectus Supplement) dated September 3, 2009 and September 4, 2009, respectively, Bell Canada may issue, from time to time, over a 25-month period, up to $3 billion of MTN Debentures. On December 2, 2010, Bell  Canada issued under the Shelf Prospectus and Prospectus Supplement, $1 billion of 3.60% MTN Debentures, Series M-21, due December 2, 2014, at a price of $99.832 per $100 principal amount. On March 9, 2011, Bell Canada announced the public offering, under the Shelf Prospectus and Prospectus Supplement, of $1 billion of 4.40% MTN Debentures, Series M-22, due March 16, 2018, at a price of $99.916 per $100 principal amount, expected to close on or about March 16, 2011. Accordingly, as of March 10, 2011, Bell Canada had $1 billion of debt securities issued under its Shelf Prospectus and Prospectus Supplement with an additional $1 billion of debt securities expected to be issued on or about March 16, 2011.

Bell Canada may issue short-term notes under its commercial paper program up to the amount of its supporting committed lines of credit. The total amount of its supporting committed lines of credit available at March 10, 2011 was $1,135 million. Bell Canada had no commercial paper outstanding at March 10, 2011. Certain of Bell Canada’s trust indentures impose covenants which place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. In addition, Bell Canada is required, under certain conditions, to make an offer to repurchase all or, at the option of the holder thereof, any part of certain series of its debentures, upon the occurrence of both a “Change of Control” of BCE Inc. or Bell Canada and a “Rating Event” relating to the relevant series of debentures. “Change of Control” and “Rating Event” are defined in the terms and conditions attaching to the relevant series of debentures. Bell Canada is in compliance with all conditions and restrictions attaching to its debt securities.

18  |  BCE INC.  2011 AIF

Our capital structure

RATINGS FOR BCE INC. AND BELL CANADA SECURITIES

Ratings generally address the ability of a company to repay principal and pay interest or dividends on issued and outstanding securities.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depends partly on the quality of our credit ratings at the time capital is raised. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade. A ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets.

As of March 10, 2011, BCE Inc.’s preferred shares and Bell Canada’s debt securities are rated by the following rating agencies:

  DBRS Limited (DBRS)

  Moody’s Investors Service, Inc. (Moody’s)

  Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (S&P).

This section describes the credit ratings, as of March 10, 2011, that BCE Inc. and Bell Canada have requested for certain of their securities. These ratings provide investors with an independent measure of credit quality of an issue of securities. However, they are not recommendations to buy, sell or hold any of the securities referred to below, and they may be revised or withdrawn at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

Impact of Proposed Acquisition of CTV on Ratings for BCE Inc. and Bell Canada Securities

On September 10, 2010, DBRS and S&P confirmed the ratings of BCE Inc. and Bell Canada following BCE Inc.’s announcement that it intends to acquire the remaining 85% interest in CTV that it does not already own. Moody’s stated that the ratings are unaffected by the announcement.

RATINGS FOR BELL CANADA DEBT SECURITIES

Short-Term Debt Securities

SHORT-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK

Bell Canada commercial paper	DBRS	R-1 (low)	3 out of 10
	Moody’s	P-2	2 out of 4
	S&P	A-2	4 out of 8

Long-Term Debt Securities

LONG-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK

Bell Canada unsubordinated long-term debt	DBRS	A (low)	7 out of 26
	Moody’s	Baa1	8 out of 21
	S&P	BBB+	8 out of 22
Bell Canada subordinated long-term debt	DBRS	BBB	9 out of 26
	Moody’s	Baa2	9 out of 21
	S&P	BBB	9 out of 22

RATINGS FOR BCE INC. PREFERRED SHARES

PREFERRED SHARES	RATING AGENCY	RATING	RANK

BCE Inc. preferred shares	DBRS	Pfd-3 (high)	7 out of 16
	S&P	P-2 (low)	6 out of 18

BCE INC.  2011 AIF  |  19

Our capital structure

OUTLOOK

As of March 10, 2011, BCE Inc. and Bell Canada have stable outlooks from DBRS, Moody’s and S&P.

GENERAL EXPLANATION

Short-Term Debt Securities

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments.

	HIGHEST QUALITY OF SECURITIES RATED	LOWEST QUALITY OF SECURITIES RATED

DBRS	R-1 (high)	D
Moody’s	P-1	NP
S&P	A-1 (high)	D

The DBRS short-term debt rating scale provides an opinion on the risk that a borrower will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s short-term debt ratings are Moody’s opinions of the ability of issuers to meet short-term financial obligations. It may assign ratings to issuers, short-term programs or to individual short-term debt instruments. These short-term obligations generally have an original maturity of 13 months or less, unless explicitly noted.

An S&P short-term debt rating indicates S&P’s assessment of whether the company can meet the financial commitments of a specific commercial paper program or other short-term financial instrument, compared to the debt servicing and repayment capacity of other companies in Canada’s financial markets.

Long-Term Debt Securities

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments.

	HIGHEST QUALITY OF SECURITIES RATED	LOWEST QUALITY OF SECURITIES RATED

DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D

The DBRS long-term debt rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s long-term obligation ratings are opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honoured as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

S&P’s long-term debt credit rating scale provides an assessment of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the likelihood of payment, i.e. capacity and willingness of the company in meeting its financial commitment on an obligation according to the terms of the obligation, among other factors.

Preferred Shares

The table below describes the range of credit ratings that each rating agency assigns to preferred shares.

	HIGHEST QUALITY OF SECURITIES RATED	LOWEST QUALITY OF SECURITIES RATED

DBRS	Pfd-1 (high)	D
S&P	P-1 (high)	D

20  |  BCE INC.  2011 AIF

Our capital structure

The DBRS preferred share rating scale indicates its assessment of the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

S&P’s preferred share rating is an assessment of the creditworthiness of a company in meeting a specific preferred share obligation issued in the Canadian market, compared to preferred shares issued by other issuers in the Canadian market.

EXPLANATION OF RATING CATEGORIES RECEIVED FOR OUR SECURITIES

RATING AGENCY	DESCRIPTION OF SECURITIES	RATING CATEGORY	EXPLANATION OF RATING CATEGORY RECEIVED

DBRS	Short-term debt	R-1 (low)

  good credit quality

  capacity for the payment of short-term financial obligations as they fall due is substantial overall strength is not as favourable as higher rating categories may be vulnerable to future events, but qualifying negative factors are considered manageable.

	Long-term debt	A

  good credit quality

  capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA may be vulnerable to future events, but qualifying negative factors are considered manageable.

BBB

  adequate credit quality

  protection of interest and principal is acceptable, but the company is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the company and its rated securities.

	Preferred Shares	Pfd-3

  adequate credit quality

  protection of dividends and principal is still acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Generally, companies with Pfd-3 ratings have senior bonds rated in the higher end of the BBB category.

Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations

	Long-term debt	Baa	subject to moderate credit risk considered medium-grade and may have certain speculative characteristics.

S&P	Short-term debt	A-2	satisfactory capacity of the company to fulfill its financial commitment on the obligation higher susceptibility to changing circumstances or economic conditions than obligations rated A-1 (Low).

	Long-term debt	BBB	adequate protection parameters adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments.

	Preferred Shares	P-2	adequate protection parameters adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitment on the obligation.

BCE INC.  2011 AIF  |  21

Our capital structure

MARKET FOR OUR SECURITIES

The common and preferred shares of BCE Inc. are listed on the Toronto Stock Exchange. BCE Inc.’s common shares are also listed on the New York Stock Exchange.

TRADING OF OUR SECURITIES

The tables below and on the next pages show the range in share price per month and volume traded on the Toronto Stock Exchange in 2010 for each class of BCE Inc. shares.

		PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED
	COMMON	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES
	SHARES	SERIES R	SERIES S	SERIES T	SERIES Y	SERIES Z	SERIES AA	SERIES AB

January 2010
High	$29.23	$19.47	$20.00	$19.48	$20.47	$19.25	$20.70	$19.75
Low	$27.31	$18.67	$18.60	$18.25	$18.51	$18.42	$19.93	$18.60
Volume	34,068,085	209,624	59,129	109,573	160,004	93,935	478,084	67,414

February 2010
High	$29.38	$19.95	$20.69	$20.00	$21.40	$20.25	$21.35	$21.83
Low	$27.35	$18.82	$19.63	$18.93	$19.50	$18.55	$19.91	$19.45
Volume	39,682,735	218,943	36,969	331,910	190,340	139,357	368,749	33,082

March 2010
High	$31.50	$21.67	$22.24	$21.95	$22.20	$21.30	$22.70	$22.97
Low	$29.25	$19.73	$20.60	$19.88	$20.17	$19.86	$21.24	$21.35
Volume	51,482,802	577,343	56,391	263,348	558,830	183,603	640,583	146,890

April 2010
High	$31.10	$21.81	$22.25	$21.95	$22.10	$21.75	$22.60	$22.33
Low	$29.29	$20.90	$21.02	$20.80	$21.50	$20.01	$21.62	$21.50
Volume	42,358,393	105,361	55,900	133,895	205,569	50,999	385,862	93,160

May 2010
High	$32.00	$21.21	$21.99	$21.20	$21.66	$21.10	$21.76	$21.96
Low	$30.03	$20.00	$20.32	$19.90	$20.04	$19.50	$20.17	$21.00
Volume	46,492,796	81,274	26,643	120,515	80,346	31,919	224,953	15,655

June 2010
High	$32.23	$20.81	$20.75	$21.10	$20.85	$20.66	$22.14	$21.84
Low	$30.40	$19.77	$20.25	$20.20	$20.20	$19.17	$20.06	$20.69
Volume	42,296,865	79,706	13,090	62,095	98,035	67,662	373,882	15,942

July 2010
High	$32.50	$21.05	$20.52	$20.95	$20.58	$20.95	$22.25	$21.25
Low	$30.38	$20.47	$20.30	$20.50	$20.17	$20.35	$21.33	$20.69
Volume	30,409,682	68,997	21,042	151,615	433,529	17,406	194,435	5,810

August 2010
High	$33.72	$21.15	$20.50	$20.98	$20.50	$20.84	$22.25	$21.74
Low	$31.07	$20.40	$19.71	$20.50	$20.20	$20.34	$21.73	$20.80
Volume	37,752,579	116,274	31,650	273,141	154,135	14,355	155,028	50,170

September 2010
High	$34.07	$21.50	$21.57	$21.50	$21.63	$21.40	$22.75	$21.50
Low	$32.40	$20.72	$20.18	$20.38	$20.29	$20.60	$21.82	$20.75
Volume	51,762,982	120,392	29,439	286,503	787,448	97,998	442,990	44,984

22  |  BCE INC.  2011 AIF

Our capital structure

		PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED
	COMMON	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES
	SHARES	SERIES R	SERIES S	SERIES T	SERIES Y	SERIES Z	SERIES AA	SERIES AB

October 2010
High	$35.04	$22.34	$22.45	$22.99	$22.27	$23.50	$24.25	$22.25
Low	$32.94	$21.40	$21.41	$21.30	$21.26	$21.41	$22.65	$21.65
Volume	35,249,730	183,535	15,380	363,212	232,077	114,760	624,731	136,145

November 2010
High	$35.13	$23.40	$22.51	$22.98	$23.22	$23.25	$24.15	$22.99
Low	$32.64	$22.02	21.90	$22.25	$22.15	$22.28	$23.75	$22.00
Volume	37,112,052	864,509	50,996	225,379	153,576	67,633	280,917	93,816

December 2010
High	$36.25	$23.20	23.50	$23.29	$23.38	$23.18	$24.07	$22.79
Low	$34.90	$22.71	22.10	$22.40	$22.26	$22.52	$23.65	$22.53
Volume	38,974,745	162,453	25,338	184,263	218,726	41,847	229,700	102,822

	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED
	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES
	SERIES AC	SERIES AD	SERIES AE	SERIES AF	SERIES AG	SERIES AH	SERIES AI

January 2010
High	$20.92	$20.00	$19.99	$20.50	$19.28	$19.75	$19.96
Low	$19.44	$18.85	$18.55	$18.50	$18.14	$18.29	$18.81
Volume	181,601	114,850	42,524	345,656	197,078	229,775	251,850

February 2010
High	$21.08	$20.25	$20.49	$20.87	$20.11	$20.26	$21.19
Low	$19.88	$19.50	$19.50	$19.44	$18.88	$19.29	$19.66
Volume	310,099	26,675	54,520	245,859	145,991	87,058	211,703

March 2010
High	$22.34	$22.47	$22.25	$22.99	$22.00	$22.25	$22.65
Low	$20.80	$20.15	$19.80	$20.40	$19.94	$20.11	$20.87
Volume	343,653	265,377	19,415	232,992	345,063	902,848	203,001

April 2010
High	$22.55	$23.08	$21.99	$22.38	$22.00	$22.00	$21.83
Low	$21.01	$21.50	$21.31	$21.25	$20.75	$21.51	$20.84
Volume	139,906	113,850	73,473	218,966	123,498	150,912	191,635

May 2010
High	$21.26	$21.90	$21.65	$21.75	$21.15	$21.95	$21.64
Low	$19.79	$21.40	$19.75	$20.34	$20.02	$20.01	$20.00
Volume	119,080	24,700	44,088	111,089	111,627	54,412	122,293

June 2010
High	$22.09	$21.25	$20.51	$21.10	$21.25	$21.00	$21.47
Low	$20.25	$20.75	$19.92	$20.00	$20.10	$20.25	$19.96
Volume	202,452	22,100	66,144	157,651	102,775	19,665	123,610

July 2010
High	$21.84	$21.26	$20.80	$21.04	$21.22	$20.70	$21.71
Low	$21.03	$20.90	$20.25	$20.58	$20.60	$20.24	$20.49
Volume	80,648	13,350	9,455	263,560	44,455	365,763	96,567

August 2010
High	$22.00	$21.16	$20.30	$21.00	$21.23	$20.40	$21.25
Low	$21.69	$20.80	$19.84	$20.60	$20.75	$19.99	$20,40
Volume	74,180	103,250	8,254	229,678	74,068	54,668	192,568

BCE INC.  2011 AIF  |  23

Our capital structure

	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED
	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES
	SERIES AC	SERIES AD	SERIES AE	SERIES AF	SERIES AG	SERIES AH	SERIES AI

September 2010
High	$22.60	$22.14	$21.54	$22.26	$21.30	$21.25	$22.00
Low	$21.76	$20.80	$20.01	$20.78	$20.83	$20.20	$21.07
Volume	203,925	288,510	14,655	478,863	101,807	185,750	382,899

October 2010
High	$24.00	$22.25	$22.55	$23.50	$22.50	$21.92	$23.94
Low	$22.50	$21.70	$21.22	$21.95	$21.15	$21.20	$21.85
Volume	234,693	80,087	22,622	314,060	306,583	273,760	229,920

November 2010
High	$24.19	$22.76	$24.00	$24.25	$22.73	$22.40	$23.88
Low	$23.56	$22.00	$22.01	$23.00	$22.20	$21.85	$23.02
Volume	275,346	57,190	36,879	191,496	200,866	42,318	355,925

December 2010
High	$24.05	$23.99	$23.40	$24.06	$22.78	$22.41	$23.46
Low	$23.16	$22.00	$21.99	$23.50	$22.15	$22.00	$22.70
Volume	170,383	41,210	13,440	304,932	358,777	86,605	111,290

24  |  BCE INC.  2011 AIF

OUR DIVIDEND POLICY

The board of directors of BCE Inc. reviews from time to time the adequacy of BCE Inc.’s dividend policy. On February 10, 2009, the board of directors of BCE Inc. adopted a new common share dividend policy with a target dividend payout ratio of 65% to 75% of Adjusted EPS. This dividend policy was adopted with the objective of allowing sufficient financial flexibility to continue investing in BCE’s business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend are directly linked to growth in BCE Inc.’s Adjusted EPS. BCE Inc.’s dividend policy and the declaration of dividends are subject to the discretion of BCE Inc.’s board of directors and, consequently, there can be no guarantee that BCE Inc.’s dividend policy will be maintained or that dividends will be declared.

In the course of 2009 and 2010, BCE Inc. announced increases in the annual dividend payable on BCE Inc.’s common shares, as indicated in the table below.

DATE OF ANNOUNCEMENT	AMOUNT OF INCREASE	EFFECTIVE TIME

February 11, 2009	5.5% (from $1.46 per share to $1.54 per share)	Quarterly dividend payable on April 15, 2009
August 6, 2009	5.2% (from $1.54 per share to $1.62 per share)	Quarterly dividend payable on October 15, 2009
December 17, 2009	7.4% (from $1.62 per share to $1.74 per share)	Quarterly dividend payable on April 15, 2010
August 5, 2010	5.2% (from $1.74 per share to $1.83 per share)	Quarterly dividend payable on October 15, 2010
December 10, 2010	7.7% (from $1.83 per share to $1.97 per share)	Quarterly dividend payable on April 15, 2011

In connection with the proposed Privatization, on July 4, 2008, BCE Inc. entered into the Final Amending Agreement under which BCE Inc. agreed that prior to the consummation of the proposed Privatization pursuant to the Definitive Agreement, it would not pay dividends on its common shares but would continue to pay dividends on its preferred shares. Therefore, BCE Inc. did not declare or pay dividends on its common shares in respect of the second and third quarters of 2008.

Following the termination of the proposed Privatization, on December 12, 2008, BCE Inc. announced plans to return value to BCE Inc. shareholders with the 2008/2009 NCIB and a reinstated common share dividend. Refer to Returning Value to Shareholders for more details.

Dividends on BCE Inc.’s preferred shares are, if declared, payable quarterly, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE and Series AH preferred shares, which, if declared, are payable monthly.

The table below shows the amount of cash dividends declared per BCE Inc. common share and per Series R, Series S, Series T, Series Y, Series Z, Series AA, Series AB, Series AC, Series AD, Series AE, Series AF, Series AG, Series AH and Series AI preferred share for 2010, 2009, and 2008.

	2010	2009	2008

Common	$1.785	$1.58	$0.73	(1)
Preferred Shares
Series R	$1.131875	$1.135	$1.135
Series S	$0.66177	$0.58802	$1.15109
Series T	$1.1255	$1.1255	$1.1255
Series Y	$0.66177	$0.58802	$1.15109
Series Z	$1.08275	$1.08275	$1.08275
Series AA	$1.20	$1.20	$1.20
Series AB	$0.66177	$0.58802	$1.1487
Series AC	$1.15	$1.15	$1.15
Series AD	$0.66177	$0.58802	$0.96041
Series AE	$0.66177	$0.58802	$1.15109
Series AF	$1.13525	$1.10	$1.10
Series AG	$1.0875	$1.0875	$1.0875
Series AH	$0.66177	$0.58802	$1.15109
Series AI	$1.1625	$1.1625	$1.1625

(1)	BCE Inc. did not declare or pay dividends on its common shares in respect of the second and third quarters of 2008.

 BCE INC.  2011 AIF  |  25

OUR DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The table below lists BCE Inc.’s directors, where they lived, the date they have been elected or appointed and their principal occupation on March 10, 2011.

DIRECTORS

NAME AND PROVINCE/STATE AND COUNTRY OF RESIDENCE	DATE ELECTED OR APPOINTED TO THE BCE INC. BOARD	PRINCIPAL OCCUPATION ON MARCH 10, 2011

Barry K. Allen,	May 2009	Senior Advisor, Providence Equity Partners (private equity firm focused on
Wisconsin, United States		media, entertainment, communications and information investments) since
September 2007

André Bérard, O.C.,	January 2003	Corporate director, since March 2004
Québec, Canada

Ronald A. Brenneman,	November 2003	Corporate director, since March 2010
Alberta, Canada

Sophie Brochu,	May 2010	President and Chief Executive Officer, Gaz Métro (natural gas distributor
Québec, Canada		in Québec), since February 2007

Robert E. Brown,(1)(2)	May 2009	Corporate director, since October 2009
Québec, Canada

George A. Cope,	July 2008	President and Chief Executive Officer, BCE Inc. and Bell Canada, since
Ontario, Canada		July 2008

Anthony S. Fell, O.C.,(3)	January 2002	Corporate director, since January 2008
Ontario, Canada

Donna Soble Kaufman,(4)	June 1998	Corporate director, since July 1997
Ontario, Canada

Brian M. Levitt,(4)	May 1998	Partner and Co-Chair, Osler, Hoskin & Harcourt LLP (law firm), since
Québec, Canada		January 2001

The Honourable	January 2003	Vice-Chairman, BMO Capital Markets (investment bank), since
Edward C. Lumley, P.C.,(1)		December 1991
Ontario, Canada

Thomas C. O’Neill, FCA,	January 2003	Chair of the Board of Directors, BCE Inc. and Bell Canada (since
Ontario, Canada		February 2009) and chartered accountant

The Honourable	August 2010	Corporate director, since September 2010
Carole Taylor,
British Columbia, Canada

Paul R. Weiss, FCA,	May 2009	Corporate director, since April 2008, and chartered accountant
Ontario, Canada

(1)	Was a director of Air Canada until October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.
(2)	Was also a director of Nortel Networks Corp. when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employees of Nortel Networks Corp. and Nortel Networks Ltd. (collectively, Nortel Networks). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulatory authorities.
(3)	Was a director of Teleglobe Inc. until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes on May 15, 2002.
(4)	Mrs. Kaufman and Mr. Levitt are not standing for re-election at the next annual general meeting of the shareholders of BCE Inc.

26  |  BCE INC.  2011 AIF

Our directors and executive officers

Past Occupation

Under BCE Inc.’s by-laws, each director holds office until the next annual shareholder meeting or until their earlier resignation. All of BCE Inc.’s directors have held the positions listed in the previous table or other executive positions with the same or associated firms or organizations during the past five years or more, except for the people listed in the table below.

DIRECTOR	PAST OCCUPATION

Mr. Allen	Executive Vice-President of Operations of Qwest Communications International (communications company)
from 2004 to June 2007

Mr. Brenneman	Executive Vice-Chairman of Suncor Energy Inc. (petroleum company) from August 2009 to February 2010 and
President and Chief Executive Officer of Petro-Canada (petroleum company) from 2000 to July 2009

Mr. Brown	President and Chief Executive Officer of CAE Inc. (provider of simulation and modeling technologies as well as integrated training service for both civil aviation and defence customers) from 2004 to September 2009

Mr. Fell	Chairman of the board of RBC Capital Markets (investment bank) from 1999 to December 2007

Mr. O’Neill	Corporate director from 2003 to February 2009 when he was appointed Chair of the board, BCE Inc.
and Bell Canada

Ms. Taylor	Senior Advisor, Borden Ladner Gervais LLP (law firm) from 2009 to September 2010
Chair of the Federal Finance Minister’s Economic Advisory Council from 2008 to January 2010
Minister of Finance for British Columbia from 2005 to June 2008

Mr. Weiss	Partner of KPMG LLP (accounting and audit firm) from 1977 until March 2008

Committees of the Board

The table below lists the committees of BCE Inc.’s board of directors and their members on March 10, 2011.

COMMITTEES	MEMBERS

Audit	Paul R. Weiss (Chair)
André Bérard
Sophie Brochu
Anthony S. Fell
Carole Taylor

Corporate Governance	Robert E. Brown (Chair)
Barry K. Allen
André Bérard
Sophie Brochu
Donna Soble Kaufman
Carole Taylor

Management Resources and	Brian M. Levitt (Chair)
Compensation	Barry K. Allen
Ronald A. Brenneman
Anthony S. Fell

Pension Fund	Ronald A. Brenneman (Chair)
Robert E. Brown
Edward C. Lumley
Paul R. Weiss

BCE INC.  2011 AIF  |  27

Our directors and executive officers

EXECUTIVE OFFICERS

The table below lists BCE Inc.’s and Bell Canada’s executive officers, being the 13 members of the Executive Committee of BCE Inc. and Bell Canada, where they lived and the office that they held at BCE Inc. and/or Bell Canada on March 10, 2011.

NAME	PROVINCE AND COUNTRY OF RESIDENCE	OFFICE HELD AT BCE INC./BELL CANADA

Stéphane Boisvert	Québec, Canada	President – Bell Business Markets (Bell Canada)

Charles W. Brown(1)(2)	Ontario, Canada	President – The Source (Bell Canada)

Michael Cole	Ontario, Canada	Executive Vice-President and Chief Information Officer (Bell Canada)

George A. Cope	Ontario, Canada	President and Chief Executive Officer (BCE Inc. and Bell Canada)

Kevin W. Crull	Ontario, Canada	Chief Operating Officer – CTVglobemedia (Bell Canada)

Stephen Howe	Ontario, Canada	Executive Vice-President and Chief Technology Officer (Bell Canada)

Thomas Little	Ontario, Canada	Executive Vice-President and President of Bell Wholesale (Bell Canada)

Wade Oosterman	Ontario, Canada	President – Bell Mobility and Bell Residential Services and Chief Brand
Officer (Bell Canada)

Mary Ann Turcke	Ontario, Canada	Executive Vice-President – Field Services (Bell Canada)

Martine Turcotte	Québec, Canada	Executive Vice-President and Chief Legal & Regulatory Officer
(BCE Inc. and Bell Canada)

Siim A. Vanaselja	Québec, Canada	Executive Vice-President and Chief Financial Officer
(BCE Inc. and Bell Canada)

John Watson	Ontario, Canada	Executive Vice-President – Customer Operations (Bell Canada)

David Wells	Ontario, Canada	Executive Vice-President – Corporate Services (BCE Inc. and Bell Canada)

(1)

Was Vice-President, Sales and Marketing of Waverider Communications Inc. when, in April 2002, Waverider Communications Inc. was delisted from the NASDAQ National Market as a result of its share price falling below $1.00 for a period of 30 days. Waverider Communications Inc. then began to trade on the Over The Counter Bulletin Board.

(2)

Was a director and the Chief Executive Officer of Wave Wireless Corporation on, or during the year preceding, October 31, 2006, the date when Wave Wireless Corporation filed a voluntary petition for relief pursuant to Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court.

Past Occupation

All of our executive officers have held their present positions or other executive positions with BCE Inc. or Bell Canada during the past five years or more, except for:

OFFICER	PAST OCCUPATION

Mr. Boisvert	Senior Vice-President, Global Client Solutions Sales – Sun Microsystems Inc. before June 2006

Mr. Brown	Chief Executive Officer, Wave Wireless Corporation in 2006
Chief Executive Officer, WaveRider Communications Inc. from 2005 to 2006

Mr. Little	President and Chief Executive Officer, Visual Sonics from June 2002 to May 2009

Mr. Watson	Executive Vice-President and President, Telus Consumer Solutions, TELUS Communications Inc. from April 2005 to June 2009

Mr. Wells	Executive Vice-President of Corporate Services, TELUS Mobility from October 2000 to June 2006

DIRECTORS’ AND EXECUTIVE OFFICERS’ SHARE OWNERSHIP

As at March 10, 2011, BCE Inc.’s directors and executive officers as a group beneficially owned, or exercised control or direction over, directly or indirectly, 678,503 common shares (or 0.09%) of BCE Inc.

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LEGAL PROCEEDINGS

We become involved in various legal proceedings as a part of our business. This section describes important legal proceedings. While we cannot predict the final outcome of the legal proceedings described below or of any other legal proceedings pending at March 10, 2011, based on the information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolution of these legal proceedings will not have a material and negative effect on our consolidated financial position or results of operations. With regard to those legal proceedings where we are defendants, we believe that we have strong defences and we intend to vigorously defend our position.

LAWSUITS RELATED TO BCE INC.

Privatization Transaction Lawsuit

On June 30, 2007, BCE Inc. announced that it had entered into a definitive agreement (subsequently amended on July 4, 2008), providing for the Privatization. For more information on the proposed Privatization, see General Development of Our Business – Three-Year History.

The closing of the Privatization was contingent upon the fulfillment of several closing conditions, including, pursuant to Section 8.1(f) of the Definitive Agreement, the receipt at the effective time (on December 11, 2008, the outside date for the closing of the Privatization) of a positive solvency opinion from KPMG LLP (KPMG) stating that BCE Inc. would be “Solvent” (in accordance with the solvency tests set out in the Definitive Agreement) as at the effective time and immediately following the closing of the Privatization.

On November 26, 2008, BCE Inc. announced it had received a preliminary view from KPMG that, based on current market conditions, KPMG’s analysis to date and the amount of indebtedness involved in the financing of the Privatization, KPMG did not expect to be in a position to deliver at the effective time an opinion that BCE Inc. would meet, post-transaction, the solvency tests as defined in the Definitive Agreement. BCE Inc. disagreed that the addition of the financing debt would result in BCE Inc. not meeting the technical solvency definition and continued to work with KPMG and the Purchaser to seek to satisfy all closing conditions.

On December 11, 2008, BCE Inc. announced that it had received from the Purchaser on December 10, 2008 a notice purporting to terminate the Definitive Agreement. BCE Inc. disputes that the Purchaser was entitled to terminate the Definitive Agreement on December 10, 2008, as such notice was delivered prematurely, prior to the outside date for closing of the transaction (i.e., December 11, 2008), and is therefore invalid. Also on December 11, 2008, BCE Inc. announced that it had received confirmation from KPMG that it would not be able to deliver an opinion that BCE Inc. would meet, post-transaction, the solvency tests set out in the Definitive Agreement. All closing conditions had been satisfied by BCE Inc., other than the solvency opinion, a condition to closing that was to be satisfied by its nature at the effective time.

In light of these developments, BCE Inc. terminated the Definitive Agreement in accordance with its terms on December 12, 2008, and demanded payment of the $1.2 billion break-up fee from the Purchaser. The demand for payment was refused or neglected by the Purchaser and its guarantors (Teachers’ and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC (the Guarantors)).

On December 17, 2008, BCE Inc. filed a motion to institute legal proceedings against the Purchaser and the Guarantors in the Québec Superior Court in respect of the payment of the $1.2 billion break-up fee.

On October 5, 2009, the Purchaser and the Guarantors served their statement of defence alleging, among other things, that the solvency opinion is a mutual condition precedent that was not, by its nature, a condition to be satisfied at the effective time. Their statement of defence was amended on January 28, 2011.

On May 3, 2010, BCE Inc. filed an answer to plea, amended on December 1, 2010, stating that the Purchaser and the Guarantors have failed to raise serious grounds of defence in regard to the determinant issue in the proceedings and reaffirming BCE Inc.’s right to the payment of the break-up fee.

BCE INC.  2011 AIF  |  29

Legal proceedings

Purported Class Action Concerning Dividends

On October 24, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against BCE Inc., the Purchaser and the Guarantors on behalf of persons or entities who held common shares of BCE Inc. between August 8, 2007 and July 4, 2008.

The plaintiffs allege, among other things, that by amending the June 29, 2007 definitive agreement on July 4, 2008 by the Final Amending Agreement without seeking the approval of the class members, BCE Inc. violated the terms, restrictions and conditions of its by-laws, articles and dividend policy, and of the Definitive Agreement, the Canada Business Corporations Act and the March 7, 2008 order of the Québec Superior Court approving the Arrangement. The plaintiffs also allege that the Final Amending Agreement was oppressive to class members within the meaning of the Canada Business Corporations Act in that, among other things, the cancellation of BCE Inc.’s common share dividends defeated the reasonable expectations of class members in approving the Arrangement.

The action seeks, among other things, the payment by BCE Inc. to class members of common share dividends in respect of the second and third quarters of 2008.

On October 15, 2009, BCE Inc. served a motion to strike the statement of claim on the basis that it does not disclose a reasonable cause of action against BCE Inc.

On December 23, 2009, the plaintiffs filed an application seeking, among other things:

(a)	leave to amend the statement of claim to, among other things, substitute plaintiffs and add five individual defendants;
(b)	leave to commence a claim under the secondary market disclosure provisions of The Securities Act (Saskatchewan); and
(c)	certification of the action as a multi-jurisdictional class action.

On January 26, 2010, the court ordered, among other things, that the plaintiffs’ application to certify the action as a multi-jurisdictional class action will be adjourned to a date to be determined later to be brought back on 30 days’ notice only after the plaintiffs’ motions for leave to amend and leave to proceed under the secondary market disclosure provisions of The Securities Act (Saskatchewan) and the motion brought by BCE Inc. to strike the claim will have been heard and decided by the court.

On September 21, 2010, BCE Inc. served an amended motion to strike the statement of claim on the basis that it is frivolous, vexatious and an abuse of process.

Lawsuits Related to Teleglobe Inc.

As disclosed in BCE Inc.’s 2010 First Quarter MD&A dated May 5, 2010 (BCE 2010 First Quarter MD&A) and in BCE Inc.’s 2010 Third Quarter MD&A dated November 3, 2010 (BCE 2010 Third Quarter MD&A), BCE Inc. and the other parties to the lawsuits referred to therein as the Teleglobe Plan Administrator Lawsuit, the Teleglobe Unsecured Creditor Lawsuit and the Kroll Restructuring Lawsuit agreed, on April 7, 2010, to settle these lawsuits subject to approval by the U.S. Bankruptcy Court for the District of Delaware, which approval was obtained on August 12, 2010. In addition, as disclosed in the BCE 2010 Third Quarter MD&A, BCE Inc. and the other parties to the lawsuit referred to therein as the Teleglobe Lending Syndicate Lawsuit agreed, on November 3, 2010, to settle that lawsuit subject to execution by all parties of customary releases and discharges, which were all executed by November 10, 2010. In advance of these settlements, BCE Inc. and its insurers settled related coverage issues and, as a result, the settlement of these lawsuits had no material effect on the consolidated financial position or results of operation of BCE.

The section entitled Recent Developments in Legal Proceedings at page 17 of the BCE 2010 First Quarter MD&A and the section entitled Recent Developments in Legal Proceedings at page 19 of the BCE 2010 Third Quarter MD&A are incorporated by reference in this Annual Information Form. The BCE 2010 First Quarter MD&A and the BCE 2010 Third Quarter MD&A were filed by BCE Inc. with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission and are available on BCE Inc.’s site at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Accordingly, the only lawsuit involving Teleglobe Inc. that remains outstanding as at the date of this Annual Information Form is the lawsuit instituted by BNP Paribas (Canada) on December 23, 2004 in the Ontario Superior Court of Justice against BCE Inc. and five former directors of Teleglobe Inc. seeking U.S. $50 million in damages based on several allegations, including oppression against the former directors and breach of contract against BCE Inc. Since this lawsuit, on its own, does not constitute a material legal proceeding, BCE Inc. will no longer be publicly disclosing developments relating thereto.

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Legal proceedings

LAWSUITS RELATED TO BELL CANADA

Purported Class Action Concerning Increase of Late Payment Charges

On October 28, 2010, a motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies of 50 employees or less in Canada who were billed late payment charges since June 1, 2010. The plaintiffs allege that the increase by Bell Canada and Bell Mobility of the late payment charge imposed on customers who fail to pay their invoices by the due date from 2% to 3% per month is invalid. The action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges in excess of 2% per month to the members of the class. In addition to the reimbursement of such amounts, the action also seeks payment of general and punitive damages by Bell Canada and Bell Mobility. The lawsuit has not yet been authorized as a class action.

Independent Dealers’ Compensation Lawsuits

On October 21, 2008, two lawsuits were filed in Ontario and Québec against Bell Distribution Inc. (Bell Distribution) by certain independent dealers. A statement of claim was filed in the Ontario Superior Court of Justice by 36 Ontario-based dealers and a motion to institute legal proceedings was filed in the Québec Superior Court by 37 Québec-based dealers.

The lawsuits allege that Bell Distribution breached its 2004 BDI Independent Dealer Agreement (Dealer Agreement), an associated settlement agreement which partly settled previous claims made by dealers in connection with the Dealer Agreement, and Bell Distribution’s contractual, statutory and common law duties of good faith and fair dealing by, among other things, unilaterally reducing certain commissions and unfairly competing with the dealers through other sales channels. The plaintiffs are seeking a mandatory order compelling Bell Distribution to cancel and reverse the commission reductions, injunctive relief in Québec and Ontario preventing further unilateral changes to commissions, declarations that the dealers are not bound by the exclusivity and non-competition clauses in the Dealer Agreement and an accounting of all profits from sales made through other channels in breach of the Dealer Agreement. The plaintiffs are seeking damages, totaling $266 million, for lost commissions ($17 million), diminution in the value of their businesses ($219 million) and punitive damages ($30 million).

In the Ontario action, Bell Distribution served a statement of defence on December 1, 2008, amended in January 2010, and, on June 15, 2009, the plaintiffs amended their statement of claim to add allegations that Bell Distribution unilaterally adjusted commissions paid to the dealers on a retroactive basis, failed to provide adequate administrative support to the dealers and engaged in excessive pricing on non-subsidized Bell Distribution products. Plaintiffs’ Québec action was also amended on August 25, 2009.

Purported Class Action Concerning 911 Fees

On June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against communications service providers, including Bell Mobility and Bell Aliant Regional Communications, Limited Partnership, on behalf of certain alleged customers. The action also names BCE Inc. and Bell Canada as defendants.

The statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation and collusion, in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages and punitive damages. The action seeks certification of a national class encompassing all customers of communications service providers wherever resident in Canada. The lawsuit has not yet been authorized as a class action.

Purported Class Action Concerning Internet Service Speed

On May 29, 2008, a motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell Canada on behalf of all former and current Québec residential customers of Bell Canada who subscribed and subscribe, respectively, to Bell Canada’s high-speed Internet service since October 28, 2007.

On July 9, 2008, plaintiffs served a motion to amend the initial proceeding to modify the class by including all Ontario residential customers. The plaintiffs allege that Bell Canada misrepresented the actual speed of its Internet service in its contracts and its advertising and had no right to unilaterally reduce the speed of its Internet service. The plaintiffs also claim that Bell Canada breached the privacy of its customers by using the “Deep Packet Inspection” technology on its Internet network. The action seeks the reimbursement of 80% of customers’ monthly fees for their high-speed Internet service and the payment of punitive damages.

On February 22, 2011, the Québec Superior Court dismissed the plaintiffs’ amended motion to obtain the authorization to institute the above-mentioned class action. Plaintiffs have 30 days to appeal the Québec Superior Court’s decision.

BCE INC.  2011 AIF  |  31

Legal proceedings

Independent Dealers’ Wireless Income Fund Lawsuit

On March 28, 2006, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell Distribution by 52 independent dealers that own 78 Bell World retail stores.

The plaintiffs allege that Bell Distribution agreed to proceed with a transaction pursuant to which the independent dealer retail stores and Bell Distribution-owned retail stores would be sold to a Wireless Distribution Income Fund (WDIF) and that Bell Distribution subsequently reneged on this agreement causing damages to the independent dealers; and alternatively, that Bell Distribution’s refusal to allow the independent dealers to proceed to sell their stores and assign the dealer agreements to the WDIF constitutes an abuse of right and is contrary to Bell Distribution’s obligations to act fairly and in accordance with reasonable commercial standards. The plaintiffs seek damages against Bell Distribution in an amount of $135 million.

Bell Distribution filed its defence in 2006.

Vidéotron Lawsuit

On August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell TV by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée).

In the statement of claim, the plaintiffs allege that Bell TV has failed to adequately protect its system against signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell TV’s signal, would be subscribing to plaintiffs’ services.

On November 4, 2005, the plaintiffs amended their statement of claim to increase the amount of damages claimed from $1 million to approximately $49.5 million for profits allegedly lost over a three-year period, $314.7 million for alleged future losses and $10 million in punitive damages.

Bell TV filed its defence in November 2006.

The statement of claim was re-amended on March 29, 2010 to reduce the amount of damages claimed to approximately $289 million. The punitive damages claimed remain unchanged.

The trial is scheduled to begin in September 2011.

Purported Class Action Concerning Billing System

On October 28, 2004, a motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell Mobility on behalf of any person who entered into a contract with Bell Mobility. Identical motions were filed in Ontario, Alberta and British Columbia in December 2006.

The lawsuits allege that such persons have unjustly incurred expenses as a result of billing errors made by Bell Mobility following the change of its billing platform. In addition to the reimbursement of such expenses, the class actions seek payment in the amount of $100 per class member for inconvenience as well as punitive damages in the amount of $200 per class member in Québec, general damages in the amount of $500 million with no precise amount claimed as punitive damages in Ontario, and damages with no precise amount in Alberta and British Columbia.

On July 20, 2007, the Québec Superior Court dismissed the motion to obtain the authorization to institute a class action. On August 16, 2007, the plaintiff filed a notice of appeal and in December 2007 filed a motion to amend the class description. On November 19, 2008, the Québec Court of Appeal dismissed the plaintiff’s motion to amend the class description and dismissed the appeal, with costs. The plaintiff did not file a motion for leave to appeal to the Supreme Court of Canada.

The motions seeking certification to proceed as class actions in Ontario, Alberta and British Columbia have been dormant since they were filed in 2006.

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Legal proceedings

Class Action Concerning Wireless Access Charges

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless communications service providers, including Bell Mobility and Aliant Telecom Inc., on behalf of certain alleged customers (Initial Action).

The statement of claim for the Initial Action alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion, in connection with certain “system access fees” and “system licensing charges” invoiced by wireless communications service providers to their customers. The plaintiff is seeking unspecified damages and punitive damages. The Initial Action is seeking certification of a national class encompassing all customers of wireless communications service providers wherever resident in Canada.

On July 18, 2006, the Saskatchewan Court of Queen’s Bench refused to certify the action against all defendant Bell Canada companies except Bell Mobility. With respect to Bell Mobility, the court refused to certify the lawsuit on all grounds except for the claim for unjust enrichment. However, the court refused to grant certification on the basis that there was no appropriate representative plaintiff and no proper plan for proceeding. The court gave the plaintiff leave to re-apply for certification.

On September 17, 2007, the court granted certification of the Initial Action finding that there was a proper representative plaintiff and plan of proceeding. On February 20, 2008, the court dismissed Bell Mobility’s application to stay the action on the ground that Saskatchewan was not the proper forum for this action against Bell Mobility. On May 9, 2008, the plaintiff filed motions to convert the certified Initial Action from a national opt-in class to a national opt-out class and to add BCE Inc. and Bell Canada as defendants. The court dismissed plaintiff’s motions on May 7, 2009.

On July 27, 2009, a new statement of claim was filed under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless service providers, including Bell Mobility and members of the Bell Aliant group, on behalf of certain alleged customers (Second Action).

The statement of claim for the Second Action is based on alleged facts similar to those in the Initial Action. The causes of action alleged in the Second Action are misrepresentation, breach of the Competition Act, conspiracy and unjust enrichment. The Second Action also alleges that the government charges for spectrum licences and the CRTC rural contribution obligation constitute less than what Bell Mobility collected for the system access fees (SAF). As such, the plaintiff is seeking either a reimbursement of the full amount of the SAF or, in the alternative, the difference between the SAF charged and the government spectrum licence charges. With respect to the CRTC contribution obligation, the plaintiff is seeking an accounting of the difference between what the defendants have collected and what they needed to collect to meet their obligations in this regard.

On November 23, 2009, Bell Mobility and the other defendants filed a motion to strike the Second Action as an abuse of process. On December 22, 2009, the court stayed the Second Action as an abuse of process. On March 9, 2010, the plaintiff filed a motion for leave to appeal that decision to the Saskatchewan Court of Appeal.

On March 15, 2010, the Saskatchewan Court of Appeal granted the defendants’ leave to appeal applications regarding the July 18, 2006 and September 17, 2007 certification decisions of the Court of Queen’s Bench as well as Bell Mobility’s leave to appeal application regarding the February 20, 2008 decision of the Court of Queen’s Bench concerning the proper forum for the Initial Action. On the same date, the Court of Appeal also dismissed the plaintiff’s leave to appeal application regarding the May 7, 2009 decision of the Court of Queen’s Bench which refused the plaintiff’s request to add BCE Inc. and Bell Canada as defendants. Finally, the Court of Appeal granted plaintiff’s leave to appeal the May 7, 2009 decision of the Court of Queen’s Bench that had refused to amend the certification order to convert the Initial Action into a national opt-out class action.

The appeals were heard on December 13 and 14, 2010 and judgments taken under reserve.

OTHER

We are subject to other legal proceedings considered normal in the ordinary course of our current and past operations, including employment-related disputes, contract disputes, and customer disputes. In some legal proceedings, the claimant seeks damages as well as other relief, which, if granted, would require substantial expenditures on our part.

BCE INC.  2011 AIF  |  33

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as previously disclosed in respect of the proposed Privatization in the Notice of Special Shareholder Meeting and Management Proxy Circular of BCE Inc. dated August 7, 2007 in the section entitled Interests of Senior Management and Others in the Arrangement, as updated in the BCE Inc. 2007 Annual Information Form dated March 5, 2008 in the section entitled Interest of Management and Others in Material Transactions, to the best of our knowledge, there were no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

MATERIAL CONTRACTS

The only material contract entered into by BCE Inc. during the year ended December 31, 2010, other than in the ordinary course of business, is the Transaction Agreement entered into on September 10, 2010 with CTV, Woodbridge, Teachers’ and Torstar, pursuant to which BCE Inc. intends to acquire the remaining 85% interest in CTV that it does not already own. The Transaction Agreement is more fully described under General Development of Our Business – Three-Year History – Proposed Acquisition of CTV.

EXPERTS

Deloitte & Touche LLP prepared the Report of Independent Registered Chartered Accountants in respect of our audited consolidated financial statements and the Report of Independent Registered Chartered Accountants in respect of our internal control over financial reporting. Deloitte & Touche LLP is independent of BCE Inc. within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec and the United States Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares and preferred shares of BCE Inc. in Canada is CIBC Mellon Trust Company (CIBC Mellon) at its principal offices in Montréal, Québec; Halifax, Nova Scotia; Toronto, Ontario; Calgary, Alberta; and Vancouver, British Columbia and in the United States is American Stock Transfer & Trust Company, LLC at its principal offices in Brooklyn, New York.

The register for Bell Canada’s debentures and Bell Canada’s subordinated debentures is kept at the principal office of CIBC Mellon, in Montréal, and facilities for registration, exchange and transfer of the debentures are maintained at the principal offices of CIBC Mellon in Halifax, Montréal, Toronto, Calgary and Vancouver.

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FOR MORE INFORMATION

DOCUMENTS YOU CAN REQUEST

You can ask us for a copy of any of the following documents:

  this Annual Information Form, together with any document, or the relevant pages of any document, incorporated by reference into it;

  BCE Inc.’s most recent annual report, which includes the audited consolidated financial statements and management’s discussion and analysis for the most recently completed financial year together with the accompanying auditors’ report;

  any interim financial statements that were filed after the financial statements for the most recently completed financial year;

  any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not listed above.

Please send your request to the Corporate Secretary of BCE Inc., at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec H3E 3B3.

We will send you the documents at no charge when our securities are being distributed under a preliminary short form prospectus or short form prospectus.

At any other time, we may charge you a reasonable fee if you or the company you work for is not a security holder of BCE Inc.

You can also ask us for a copy of the annual and quarterly management’s discussion and analysis of BCE Inc. by contacting the Investor Relations group of BCE Inc., at 1 Carrefour Alexander-Graham-Bell, Building A, 6th Floor, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

OTHER INFORMATION ABOUT BCE INC.

The above documents, as well as BCE Inc.’s annual and quarterly reports and news releases, are also available on BCE Inc.’s website at www.bce.ca.

Additional information, including information as to directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in BCE Inc.’s management proxy circular for its most recent annual meeting of the securityholders that involved the election of directors.

Additional information relating to BCE Inc. is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in BCE Inc.’s audited consolidated financial statements and related management’s discussion and analysis for BCE Inc.’s most recently completed financial year contained in the BCE 2010 Annual Report.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353

BCE INC.  2011 AIF  |  35

SCHEDULE 1 – AUDIT COMMITTEE INFORMATION(1)

The purpose of BCE Inc.’s audit committee (Audit Committee) is to assist the board in its oversight of:

  the integrity of BCE Inc.’s financial statements and related information;

  BCE Inc.’s compliance with applicable legal and regulatory requirements;

  the independence, qualifications and appointment of the external auditors;

  the performance of both the external and internal auditors;

  BCE Inc.’s management’s responsibility for assessing and reporting on the effectiveness of internal controls and reporting on risk management.

Members’ Financial Literacy, Expertise and Simultaneous Service

Under the Sarbanes-Oxley Act and related United States Securities and Exchange Commission rules, BCE Inc. is required to disclose whether its Audit Committee members include at least one “audit committee financial expert,” as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the New York Stock Exchange governance rules followed by BCE Inc. require that all audit committee members be “financially literate” and “independent”.

The board has determined that all the members of the Audit Committee during 2010 were, and all current members of the Audit Committee are, financially literate and independent. In respect of the current Audit Committee members, as well as members during 2010, the board determined that at least one of the members of the Audit Committee, being the current Chair of the Audit Committee, Mr. P.R. Weiss, is qualified as an “audit committee financial expert.” The table below indicates the relevant education and experience of all the Audit Committee members during 2010 and the current members.

Relevant Education and Experience

P.R. Weiss, FCA (Chair)

Mr. Weiss has been a director on the BCE Inc. Board since May 2009 and became Chair of the Audit Committee on May 7, 2009. Mr. Weiss is director and audit committee Chair at ING Bank of Canada, director and audit committee Chair at Torstar Corporation and director and member of the audit committee of Empire Life Insurance Company. He is Chair of the Board of Directors of Soulpepper Theatre Company, past Chair of Toronto Rehab Foundation, and a director of Niagara International Music Festival. For over 40 years, until his retirement in 2008, he was with KPMG Canada. He served as Managing Partner of the Canadian Audit Practice, a member of KPMG Canada’s Management Committee, and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University.

A. Bérard, O.C.

Mr. Bérard has been a director on the BCE Inc. Board since January 2003. He is a director of Bombardier Inc., Groupe BMTC Inc., Saputo Inc., and TransForce Inc. Mr. Bérard was Chair of the Board of National Bank of Canada (chartered bank) from 2002 to March 2004, and Chair of the Board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002. He holds a Fellows Diploma from the Institute of Canadian Bankers and was Chair of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988. He was appointed an Officer of the Order of Canada in 1995.

Sophie Brochu (since May 6, 2010)

Ms. Brochu has been a director on the BCE Inc. Board since May 6, 2010. Ms. Brochu has worked in the energy industry for more than 20 years. She began her career in 1987 with SOQUIP (Société québécoise d’initiatives pétrolières) and held several positions, including Vice-President, Development, a position she held until 1997. Ms. Brochu joined Gaz Métro (natural gas distributor in Québec) in 1997 as Vice-President, Business Development where she held several positions including Executive Vice-President, responsible for all natural gas distribution activities in Québec. In 2007, she was appointed President and Chief Executive Officer of Gaz Métro. Ms. Brochu is also a director of Gaz Métro. She is a graduate in Economics from Université Laval in Québec City, where she specialized in the energy field. She is Chair of the Board of the Montréal Museum of Archaeology and History (Pointe-à-Callière). She is also actively involved with Muscular Dystrophy Canada. Ms. Brochu is co-president of the Centraide of Greater Montréal campaign for 2010 and is also involved in 80, ruelle de l’Avenir project, which aims to combat school dropout in the Centre-Sud and Hochelaga Maisonneuve neighbourhoods.

A.S. Fell, O.C.

Mr. Fell has been a director on the BCE Inc. Board since January 2002. Mr. Fell is a former Deputy Chairman of Royal Bank of Canada. He was with RBC Capital Markets (investment bank) and predecessor companies for 48 years including 18 years as Chief Executive Officer and a further 8 years as Chairman until his retirement in 2007. He is a director of CAE Inc. and of Loblaw Companies Limited. Mr. Fell is a past Chairman of Munich Reinsurance Company of Canada and past Chairman of the Investment Dealers Association of Canada and a past Governor of the Toronto Stock Exchange. Mr. Fell is also a past Chairman of the University Health Network, the United Way Campaign for Metropolitan Toronto, the Princess Margaret Hospital Capital Campaign and is a past Governor of the Duke of Edinburgh’s Award Program in Canada, St. Andrew’s College and the Ontario Division of the Canadian Arthritis Society. Mr. Fell was appointed an Officer of the Order of Canada in 2001 and received an Honorary Doctor of Laws Degree from McMaster University in 2001 and from the University of Toronto in 2006.

(1)	You will find a summary of the differences between our governance practices and the New York Stock Exchange governance rules in the governance section of BCE Inc.’s website at www.bce.ca

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Schedule 1 – Audit committee information

Carole Taylor (since August 4, 2010)

Ms. Taylor has been a director on the BCE Board since August 4, 2010. From December 2008 to January 2010, Ms. Taylor served as Chair of the Federal Finance Minister’s Economic Advisory Council. Ms. Taylor was also Senior Advisor for Borden Ladner Gervais LLP (law firm) until September 2010. She served as Minister of Finance for British Columbia from June 2005 to June 2008. In May 2005, Ms. Taylor was elected to the Legislative Assembly of British Columbia to represent the riding of Vancouver-Langara. From July 2001 to March 2005, she served as Chair of CBC/Radio-Canada. Ms. Taylor is a director of The Toronto Dominion Bank. She is the incoming chancellor of Simon Fraser University.

V.L. Young, O.C. (member until his retirement from the Board on May 6, 2010)

Mr. Young was a director on the BCE Inc. Board from May 1995 until May 2010 when he retired from the Board. Mr. Young was Chairman and Chief Executive Officer of Fishery Products International Inc. (vertically integrated seafood company) from 1984 to 2001. He is also a director of RBC Dexia Investor Services Trust (institutional investor services company) and McCain Foods Limited (food distribution, retail and production company). In 1996, he was appointed an Officer of the Order of Canada and was awarded an honorary doctorate from Memorial University in Newfoundland and Labrador. In 2007 he was named a Fellow of the Institute of Corporate Directors.

The New York Stock Exchange governance rules followed by BCE Inc. require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the audit committee.

In addition to serving on BCE Inc.’s Audit Committee, Mr. Bérard served on the audit committees of the following public companies: Bombardier Inc., Groupe BMTC Inc. and TransForce Inc. The board has carefully reviewed the audit committee service of Mr. Bérard and has concluded that these other activities do not currently impair his ability to effectively serve on BCE Inc.’s Audit Committee. This conclusion is based on the following:

  he is retired and is not involved in professional activities other than sitting on various public corporations’ boards of directors and audit committees;

  he has extensive accounting and financial knowledge and experience, which serves the best interests of BCE Inc.; and

  he makes valuable contributions to BCE Inc.’s Audit Committee.

Pre-Approval Policies and Procedures

BCE Inc.’s Auditors Independence Policy is a comprehensive policy governing all aspects of BCE’s relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence;

  identifying the services that the external auditors may and may not provide to BCE Inc. and its subsidiaries;

  pre-approving all services to be provided by the external auditors of BCE Inc. and its subsidiaries; and

  establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditors’ independence is maintained.

In particular, the policy specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services;

  for all audit or non-audit services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee prior to engaging the external auditors;

  specific permitted services however are pre-approved annually and quarterly by the audit committee and consequently only require approval by the Chief Financial Officer prior to engaging the external auditors; and

  at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditors by service type is presented. This summary includes a breakout of fees incurred within the pre-approved amounts.

The Auditors Independence Policy is available in the governance section of BCE Inc.’s website at www.bce.ca.

BCE INC.  2011 AIF  |  37

Schedule 1 – Audit committee information

External Auditors’ Fees

The table below shows the fees that BCE Inc.’s external auditors, Deloitte & Touche LLP, billed to BCE Inc. and its subsidiaries for various services in each of the past two fiscal years.

	2010 (IN $ MILLIONS)		2009 (IN $ MILLIONS)

Audit fees(1)	9.1		9.2
Audit-related fees(2)	1.4		3.0
Tax fees(3)	0.7		0.7
All other fees(4)	0.3		1.0

Total	11.5	(5)	13.9	(5)

(1)

These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial statements, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.

(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.
(4)

These fees include any other fees for permitted services not included in any of the above-stated categories. In 2010 and 2009, the fees are solely for services related to compliance with the Payment Card Industry Data Security Standard.

(5)

The amounts of $11.5 million for 2010 and $13.9 million for 2009 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $10.5 million in 2010 and $12.8 million in 2009.

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SCHEDULE 1A – AUDIT COMMITTEE CHARTER

I.	PURPOSE
The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:
A.	the integrity of the Corporation’s financial statements and related information;
B.	the Corporation’s compliance with applicable legal and regulatory requirements;
C.	the independence, qualifications and appointment of the shareholders’ auditor;
D.	the performance of the Corporation’s shareholders’ auditor and internal audit; and
E.	management responsibility for assessing and reporting on the effectiveness of internal controls and reporting on risk management.

II.	DUTIES AND RESPONSIBILITIES

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:

A.	Financial Reporting and Control
1.	On a periodic basis, review and discuss with management and the shareholders’ auditor the following:
a.

major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.

analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the effects of alternative generally accepted accounting principles (GAAP) methods on the financial statements when such alternatives have been selected in the current reporting period;

	c.	the effect of regulatory and accounting developments, as well as off-balance sheet structures, on the financial statements of the Corporation;
	d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or adjusted non-GAAP, information).
2.

Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:

a.

the annual and interim consolidated financial statements, the Corporation’s disclosure under “Management Discussion and Analysis”, Annual Information Form, earnings press releases, financial information and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;

–

In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the interim consolidated financial statements, the interim Corporation’s disclosure under “Management Discussion and Analysis” for interim period and interim earnings press releases and earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;

b.

any audit problems or difficulties raised by the shareholders’ auditor and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.

BCE INC.  2011 AIF  |  39

Schedule 1A – Audit committee charter

3.	Review and discuss reports from the shareholders’ auditor on:
	a.	all critical accounting policies and practices used by the Corporation;
b.

all material alternative treatments of financial information within GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the shareholders’ auditor; and

	c.	other material written communications between the shareholders’ auditor and management, and discuss such report with the shareholders’ auditor.
B.	Oversight of the Shareholders’ Auditors
1.

Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required and review, report and where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.

2.

Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.

3.

Pre-approve all engagements for permitted non-audit services provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.

4.

Delegate, if deemed appropriate, authority to one or more members of the Audit Committee to grant pre-approvals of audit, review and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.

5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.
6.	At least annually, consider, assess, and report to the Board of Directors on:
	a.	the independence of the shareholders’ auditor, including whether the shareholders’ auditor’s performance of permitted non-audit services is compatible with the shareholders’ auditor’s independence;
b.

obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor; and

	c.	the evaluation of the lead audit partner, taking into account the opinions of management and internal audit.
7.	At least annually, obtain and review a report by the shareholders’ auditor describing:
	a.	the shareholders’ auditor’s internal quality-control procedures;
b.

any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the shareholders’ auditor firm, and any steps taken to deal with any such issues.

8.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.
9.	Review audit plan with the shareholders’ auditor.
10.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.

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Schedule 1A – Audit committee charter

C.	Oversight of Internal Audit
1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of internal audit;
b.

discuss with the head of internal audit the scope and performance of internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit;

c.

obtain periodic reports from the head of internal audit regarding internal audit findings, including the Corporation’s internal controls, and the Corporation’s progress in remedying any audit findings.

2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.
D.	Oversight of the Corporation’s Internal Control System
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s systems of internal controls;
	b.	compliance with the policies and practices of the Corporation relating to business ethics;
	c.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and
	d.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.
2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.
3.	Review, monitor, report and where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.
4.

Establish procedures, for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.
E.	Oversight of the Corporation’s Risk Management
1.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s processes for identifying, assessing and managing risks;
	b.	the Corporation’s major financial risk exposures and the steps the Corporation has taken to monitor and control such exposures;
	c.	the Corporation’s major security risks and security trends that may impact the Corporation’s operations and business;
	d.	the Corporation’s business continuity plans, including work stoppage and disaster recovery plans; and
	e.	the Corporation’s environmental risks, and environment trends that may impact the Corporation’s operations and business.
2.

Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s compliance with internal policies and the Corporation’s progress in remedying any material deficiencies related to:

		i.	security policies, including the safeguarding of corporate assets and information systems;
		ii.	environmental policy and environmental management systems.
3.	When appropriate, ensure that the Corporation’s subsidiaries establish an environmental policy and environmental management systems, and review and report thereon to the Board of Directors.

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Schedule 1A – Audit committee charter

F.	Compliance with Legal Requirements
1.

Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendations to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.

2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to the Corporation’s pending or threatened material litigation.

III.	EVALUATION OF THE AUDIT COMMITTEE AND REPORT TO BOARD OF DIRECTORS
A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.
B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.
C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.

IV.	OUTSIDE ADVISORS

The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.

V.	MEMBERSHIP

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.

VI.	AUDIT COMMITTEE CHAIR

The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:

A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;
B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;
C.	Chair meetings of the Audit Committee;
D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;
E.

In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;
G.

Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;

H.

Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and

I.	Carry out any special assignments or any functions as requested by the Board of Directors.

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Schedule 1A – Audit committee charter

VII.	TERM

The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.

VIII.	PROCEDURES FOR MEETINGS

The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.

IX.	QUORUM AND VOTING

Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

X.	SECRETARY
Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.

XI.	VACANCIES
Vacancies at any time occurring shall be filled by resolution of the Board of Directors.

XII.	RECORDS
The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

BCE INC.  2011 AIF  |  43

SCHEDULE 2 – GLOSSARY

Certain capitalized words and terms used throughout this Annual Information Form are defined below:

2008/2009 NCIB means BCE Inc.’s normal course issuer bid for the 12-month period starting on December 23, 2008 and ending on December 22, 2009 which BCE Inc. completed in May 2009;

2010 NCIB means BCE Inc.’s normal course issuer bid for the 12-month period starting on December 29, 2009 and ending on December 28, 2010 which BCE Inc. completed in December 2010;

Adjusted EPS means EPS before restructuring and other and net (gains) losses on investments;

Arrangement means the plan of arrangement of BCE Inc. under section 192 of the Canada Business Corporations Act giving effect to the proposed Privatization;

Audit Committee means BCE Inc.’s audit committee;

AWS means advanced wireless services;

BCE means BCE Inc., its direct and indirect subsidiaries and joint ventures;

BCE 2010 Annual Report means the BCE Inc. 2010 annual report;

BCE 2010 First Quarter MD&A means BCE Inc.’s 2010 First Quarter MD&A dated May 5, 2010;

BCE 2010 MD&A means BCE Inc.’s 2010 management’s discussion and analysis on pages 22 to 87 and on page 131 of the BCE 2010 Annual Report;

BCE 2010 Third Quarter MD&A means BCE Inc.’s 2010 Third Quarter MD&A dated November 3, 2010;

Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis;

Bell Aliant means, until December 31, 2010, Bell Aliant Regional Communications Income Fund and its subsidiaries and, from January 1, 2011, its successor, Bell Aliant Inc. and its subsidiaries;

Bell Aliant Amalco means Bell Aliant Regional Communications Inc.;

Bell Distribution means Bell Distribution Inc. which, on January 1, 2009, amalgamated with Bell Mobility;

Bell Mobility means Bell Mobility Inc.;

Bell TV means Bell ExpressVu Limited Partnership;

CDMA means code division multiple access;

CEP means the Communications, Energy and Paperworkers Union of Canada;

CIBC Mellon means CIBC Mellon Trust Company;

CRTC means the Canadian Radio-television and Telecommunications Commission;

CTV means CTVglobemedia Inc.;

DBRS means DBRS Limited;

Dealer Agreement means Bell Distribution’s 2004 BDI Independent Dealer Agreement;

Definitive Agreement means the definitive agreement dated as of June 29, 2007 between the Purchaser and BCE Inc., as amended on July 12, 2007 and by the Final Amending Agreement;

DTH means direct-to-home;

EPS means earnings per share;

EVDO means evolution-data optimized;

Expertech means Expertech Network Installation Inc.;

Fibe TV means Bell Canada’s IPTV service;

Final Amending Agreement means the agreement dated July 4, 2008, between BCE Inc. and the Purchaser, further amending the definitive agreement dated as of June 29, 2007 between the Purchaser and BCE Inc., as amended on July 12, 2007;

FTTB means fibre-to-the-building;

FTTH means fibre-to-the-home;

FTTN means fibre-to-the-node;

GAAP means generally accepted accounting principles;

Guarantors means Teachers’ and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC;

HD means high definition;

HSPA+ network means our new wireless high-speed packet access plus network launched in November 2009;

ICT means information and communications technology;

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Schedule 2 – Glossary

Initial Action means the statement of claim filed on August 9, 2004 under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless communications service providers, including Bell Mobility and Aliant Telecom Inc., on behalf of certain alleged customers;

IP means Internet protocol;

IPTV means Internet protocol television;

IPVPN means Internet protocol virtual private network;

IT means information technology;

KPMG means KPMG LLP;

LTE means long-term evolution;

Mbps means megabits per second;

MDUs means multiple-dwelling units;

MHz means megahertz;

Moody’s means Moody’s Investors Service, Inc.;

MTN Debentures means the unsecured medium-term debentures issued by Bell Canada from time to time under the Shelf Prospectus and the Prospectus Supplement;

Nortel Networks means, collectively, Nortel Networks Corp. and Nortel Networks Ltd.;

Plan of Arrangement means the plan of arrangement under Section 192 of the Canada Business Corporations Act pursuant to which Bell Aliant Regional Communications Income Fund converted to a corporate structure;

Privatization means the proposed acquisition, pursuant to the terms of the Definitive Agreement, of all of the outstanding common and preferred equity of BCE Inc. by the Purchaser;

Prospectus Supplement means the prospectus supplement dated September 4, 2009, filed by Bell Canada with the Canadian securities regulatory authorities, providing for the issuance over a 25-month period of up to $3 billion of unsecured MTN Debentures;

Purchaser means BCE Acquisition Inc. (formerly known as 6796508 Canada Inc.), a corporation owned by an investor group led by Teachers’ Private Capital, the private investment arm of Teachers’, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity;

SAF means system access fees;

Second Action means the statement of claim filed on July 27, 2009 under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless service providers, including Bell Mobility and members of the Bell Aliant group, on behalf of certain alleged customers;

Shelf Prospectus means the shelf prospectus dated September 3, 2009, filed by Bell Canada with the Canadian securities regulatory authorities, providing for the issuance over a 25-month period of up to $3 billion of unsecured debt securities;

SkyTerra means SkyTerra Communications Inc.;

S&P means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc.;

Teachers’ means the Ontario Teachers’ Pension Plan Board;

The Source means The Source (Bell) Electronics Inc., Bell Canada’s wholly-owned subsidiary;

Torstar means Torstar Corporation;

Transaction Agreement means the agreement between BCE Inc., CTV, Woodbridge, Teachers’ and Torstar dated September 10, 2010 with respect to the proposed acquisition by BCE Inc. of the remaining 85% interest in CTV that it does not already own;

USB means universal serial bus;

Virgin means Virgin Mobile Canada;

WDIF means Wireless Distribution Income Fund;

Woodbridge means, collectively, Woodbridge Investments, Woodbridge Limited and Woodbridge Holdco;

Woodbridge Holdco means 1565117 Ontario Limited;

Woodbridge Investments means Woodbridge Investments Inc.;

Woodbridge Limited means The Woodbridge Company Limited; and

xwave means xwave, a division of Bell Aliant Regional Communications, Limited Partnership.

BCE INC.  2011 AIF  |  45

www.bce.ca